ANNUAL INFORMATION FORM

PACIFIC RIM MINING CORP.
Suite 410 – 625 Howe Street
Vancouver, British Columbia V6C 2T6
Telephone: (604) 689-1976
Facsimile: (604) 689-1978
E-Mail: info@pacrim-mining.com
Website: www.pacrim-mining.com

For the year ended April 30, 2006

Dated July 25, 2006

PRELIMINARY NOTES

In this Annual Information Form, Pacific Rim Mining Corp. is referred to as the "Company". All information contained herein is as at April 30, 2006, unless otherwise specified.

Currency

All sums of money which are referred to in this Annual Information Form are expressed in lawful money of the United States, unless otherwise specified.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Information Form contains forward-looking statements concerning the Company's plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning estimates of mineral resources and reserves may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements". Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;

  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

  the potential for delays in exploration or development activities or the completion of feasibility studies;

  the uncertainty of profitability based upon the Company's history of losses;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

  risks related to environmental regulation and liability;

  risks related to hedging activities;

  political and regulatory risks associated with mining and exploration; and

  other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements are described in this Annual Information Form under "Description of the Business – Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

GLOSSARY OF TECHNICAL TERMS

In this Annual Information Form, the following technical terms have the following meanings:

"AMEX"	The American Stock Exchange.

"CIM"	Canadian Institute of Mining, Metallurgy and Petroleum.

"Dore"	A compound containing gold and silver metal and various impurities.

"gpt"	Grams per tonne. One gram per tonne equals 0.02917 troy ounces per short ton.

"NI 43-101"

National Instrument 43-101 - Standards of Disclosure for Mineral Projects. An instrument developed by the Canadian Securities Administrators (an umbrella group of Canada's provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The instrument establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

"Ore"	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"Qualified Person"

Conforms to that definition under NI 43-101 for an individual (a) to be an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

"SG"	Specific gravity, a measurement of density.

"tpd"	Tonnes per day. One tonne equals 1.10231 tons.

"TSX"	The Toronto Stock Exchange.

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres ("km")	1.609
Kilometres	Miles	0.6214
Acres	Hectares ("ha")	0.405

Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

Mineral Elements

Ag     Silver                                         Au     Gold

NI 43-101 Definitions

"Mineral resource"

Refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this Annual Information Form are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.

"Measured mineral resource"

Refers to that part of a mineral resource for which quantity grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"Indicated mineral resource"

Refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Inferred mineral resource"

Refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"Mineral reserve"

Refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

"Proven mineral reserve"

Means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, so that there is the highest degree of confidence in the estimate. This definition for differs from the standards in the United States, where proven or measured reserves are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

"Probable mineral reserve"

Means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures. This definition for differs from the standards in the United States, where probable mineral reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Cautionary Notes

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term “bankable” in reference to a feasibility study is defined as a comprehensive analysis of a project’s economics and is used by the banking industry for financing purposes.

Cautionary Note to U.S. Investors concerning estimates of resources and reserves: We advise U.S. Investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this Annual Information Form concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

"Mineral reserves" have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented in this Annual Information Form, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively (the industry standard current at the time of the Minita reserve calculation), rather than the historic three year average prices required by the U.S. Securities and Exchange Commission (which as at January 21, 2005 would have been a $360.94 gold price and $5.38 silver price).

CORPORATE STRUCTURE

Name, Address and Incorporation

The legal and commercial name of the Company is "Pacific Rim Mining Corp.".

The Company was formed by the amalgamation (the "Amalgamation") of Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. ("PacRim") (together, the "Predecessor Companies") on April 11, 2002 under the Company Act (British Columbia).

Effective March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (British Columbia) (the "New Act") and repealed the former Company Act (British Columbia) which previously governed the Company. The New Act removed many of the restrictions contained in the former act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The New Act also uses new forms and terminology. Under the New Act, every company incorporated, amalgamated or continued under the former act must complete a mandatory transition rollover under the New Act to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004, after which existing articles may be altered to take advantage of new provisions contained in the New Act. Under the New Act, the directors of the Company were permitted to approve and complete this mandatory transition rollover and, accordingly, the Company filed a transition application with the British Columbia Registrar of Companies effective July 26 2004. At the annual general meeting held on September 22, 2004, the Company's shareholders approved the removal of pre-existing company provisions that applied to the Company relating to restrictions in the former act and no longer required under the New Act. In addition, the shareholders approved new articles (the "New Articles") to bring the Company's charter documents into line with the New Act and, as permitted by the New Act, altered the authorized capital of the Company from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and the alteration of the Notice of Articles. The changes were effected and the British Columbia Registrar of Companies issued a new Notice of Articles on January 20, 2005.

The Company is domiciled in British Columbia, Canada and is a company organized under the New Act. The Company's principal place of business is located at Suite 410, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located on the 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The Company through its subsidiaries has administration offices in Argentina, Nevada and El Salvador.

Intercorporate Relationships

The Company has the following material subsidiary companies:

Name	Jurisdiction of incorporation or organization	Percent of voting shares owned by the Company
Pacific Rim Exploration Inc.	Nevada, USA	100% directly owned
Dayton Mining (U.S.) Inc. (1)	Nevada, USA	100% directly owned
Pacific Rim Cayman ("Pac Rim Cayman")	Cayman Islands	100% directly owned
Pacific Rim El Salvador S.A. de C.V. (2)	El Salvador	100% indirectly owned through Pac Rim Cayman
Dorado Exploraciones SA de CV (3)	El Salvador	100% indirectly owned through Pac Rim Cayman
Pacific Rim Caribe III (4)	Cayman Islands	100% indirectly owned through Pac Rim Cayman
Compañía Minera Pacific Rim Chile Limitada	Chile	99.99% indirectly owned through Pacific Rim Caribe III and 0.01% indirectly owned through Pacific Rim Mining Corp.
International Pacific Rim, S.A.	Argentina	100% indirectly owned through Pacific Rim Caribe III

(1)	This subsidiary holds the Company's 49% interest in the Denton-Rawhide joint venture.

(2)	This subsidiary holds the Company's interest in the El Dorado exploration concession that is under application for conversion to an exploitation license.

(3)	This subsidiary holds the Company’s interests in the El Dorado exploration concessions, the Santa Rita project and the Zamora project, all in El Salvador.

(4)	This subsidiary indirectly holds the Company’s interests in the Argentinian and Chilean exploration projects.

Unless the context otherwise indicates, reference to the term the "Company" in this Annual Information Form includes Pacific Rim Mining Corp. and its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Significant Acquisitions

The Company is a British Columbia based mineral resource corporation engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties, primarily gold and silver.

The Company’s current principal activities are exploration activities mainly focused in El Salvador. The Company continues to search for exploration projects to acquire in the Americas that warrant drilling.

The Company’s principal exploration property currently is the El Dorado gold property (the "El Dorado Property") located in El Salvador. Predecessor Dayton originally acquired two exploration licenses comprising the El Dorado Property through the acquisition of Mirage Resource Company, in April 2000. In September 2005, the Company was granted three new exploration licenses that expanded the El Dorado Property to 144 square kilometres, replacing the original property area of 75 square kilometres. In accordance with El Salvadoran law, on December 22, 2004 the Company presented a request for the conversion of a portion of the El Dorado exploration licenses to an exploitation concession, which granting would provide the Company the necessary permit to commence mining activities. The conversion process is currently pending ministerial acceptance of the Company's Environmental Impact Study and issuance of the environmental permits. El Salvadoran administrative rules and procedures give the Company exclusive rights to the exploitation concession area while the environmental permitting process is underway.

The Company’s exploration emphasis during fiscal 2006 was to expand the El Dorado project through the delineation of the South Minita gold zone which was discovered during the previous fiscal year. The 18-month long South Minita delineation drill program culminated in June 2006, subsequent to the Company’s 2006 fiscal year end, with the announcement of an updated resource estimate for the El Dorado gold project. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the South Minita deposit. Highlights of the new resource estimate include:

  Total measured and indicated resources (including proven and probable reserves) at the El Dorado project of 1,222,000 gold equivalent ounces, plus a further 203,000 gold equivalent inferred resource ounces.
  Indicated resources at the South Minita deposit of 350,000 gold equivalent ounces plus a further 77,000 gold equivalent inferred resource ounces.

The economic impact of the South Minita deposit on the El Dorado mine proposed in the January 2005 pre-feasibility study will be determined in a full feasibility study expected to be completed during the coming fiscal year. The Company believes that the increased El Dorado gold and silver resources are of sufficient quantity to support an expansion of the operation proposed in the January 2005 pre-feasibility study and that the economics of the El Dorado mine proposed therein may be positively impacted.

In addition to drill defining the South Minita gold zone, the Company conducted extensive surface exploration work at El Dorado during fiscal 2006, which resulted in the identification of a number of new high-priority drill targets in the southern part of the El Dorado district. These targets were discovered after the Company’s geological team made several key breakthroughs regarding the controls on, and most importantly timing of, the bonanza gold mineralization in the El Dorado district.

In each of the 12 month periods ended April 30, 2004, April 30, 2005, and April 30, 2006, the Company spent approximately $4.8 million, $6.0 million and $5.9 million, respectively, on work programs to advance the El Dorado Property.

In July 2005, the Company staked the Santa Rita gold property in El Salvador. The Santa Rita property consists of one exploration license totaling 48.6 square kilometres, contiguous with the neighbouring El Dorado Property and comprises an epithermal system in which very high grade gold is locally exposed in surface outcroppings of vein material. Geological indicators at Santa Rita suggest that the mineralization exposed in veins on surface represents high levels of the epithermal system and that the majority of the typically gold-enriched boiling zone may be preserved below ground. The Company submitted an Environmental Impact Statement for the Santa Rita property to the El Salvadoran ministry of the environment ("MARN") and in June 2006 received a permit from the El Salvadoran regulatory agencies to conduct a drill program on the property. The duration and extent of the drill program will be dictated by results. The Company’s exploration activities outside of the El Dorado project and the Santa Rita property during the past fiscal year consisted of grassroots exploration at the Carrera and Colina gold projects in Chile and, during fiscal 2006, acquiring the Zamora gold project in El Salvador (as described below), a grassroots project on which the Company conducted preliminary exploration mapping and sampling.

In February 2006 the Company signed an agreement to acquire a 100% interest in the Zamora gold project in El Salvador from a consortium of private companies. Under the terms of the agreement the Company maintains an option to purchase the Zamora exploration concession by making advance royalty payments as follows: 50,000 shares upon regulatory approvals of the arrangement (issued March 10, 2006): 50,000, 70,000, 100,000 and 150,000 shares on the first through fourth anniversaries of the agreement, respectively and 200,000 shares on the fifth and subsequent anniversaries of the agreement until the earlier of termination of the option, commencement of production or expiry of the exploration concessions. Title to 100% of the project will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000,000 (inclusive of the value of the advance royalty payments made in shares).

Equipment used for exploration drilling is rented or contracted as needed.

The Company, through its wholly owned subsidiary, Dayton Mining (U.S.) Inc., holds a 49% joint venture interest in the Denton-Rawhide Mine, Nevada, a residual heap leach gold-silver operation. Ore extraction at Denton-Rawhide ceased in May 2003 and residual leaching of stockpiled ore is expected to continue for several years. Predecessor Dayton acquired the 49% interest in the Denton-Rawhide property through the issue of shares in 2000.

The Company has financed its exploration programs during the past three years from cash flows derived from the sale of marketable securities and non-core assets and net cash proceeds from its 49% interest share of gold and silver production at Denton-Rawhide. In each of the 12 month periods ended April 30, 2004, April 30, 2005 and April 30, 2006, revenues from bullion (gold and silver) sales totaled $12.1 million, $11.9 million and $8.0 million, respectively. The average price of gold received, per ounce, was $385 in the 12 month period ended April 30, 2004, $412 in the 12 month period ended April 30, 2005 and $497 in the 12 month period ended April 30, 2006.

In June 2005, the Company entered into a letter of intent to sell 100% of the shares in its subsidiary companies that owned the Andacollo gold mine located in central Chile, to Trend Mining Company (“Trend”) for total consideration of $5.4 million. Between June and August 2005 payments totaling $0.9 million were made to the Company by Trend to maintain its exclusive right to conduct due diligence On September 21, 2005, a final agreement was entered into and the sale of the Company’s subsidiaries was closed. The September 20, 2005 share purchase agreement between the Company and Trend provides for the sale of 100% of the shares of DMC Cayman Inc. ("DMC"), a Cayman Island company, for total consideration of $5.4 million. DMC held 100% of the shares of Andacollo Gold Inc. and La Serena Inc., Cayman Island companies, which collectively held 100% of the issued shares of Compania Minera Dayton, a Chilean sociedad contractual minera, which operated the Andacollo Mine in Chile. Upon execution of the final Share Purchase Agreement, the Company received a $2.1 million payment from the purchaser. The agreement provides for further payments totaling $2.4 million to be made to the Company ($1 million and $1.4 million by September 2006 and 2007 respectively) that are secured by a promissory note and relieves the Company of any further reclamation or environmental responsibilities at Andacollo. As security for the payment of the balance of the purchase price, Trend provided a promissory note in favour of the Company for $2.4 million, without interest, and a security agreement, governed by the laws of the Cayman Islands, creating an equitable charge in favour of the Company over the purchased assets. The share purchase agreement contains provisions that the rights and obligations of Trend may be transferred to a person or persons satisfactory to the Company in order for Trend to finance the project. On December 2, 2005, Trend assigned its rights and obligations under this agreement to Oro Chile LLC, a Colorado limited liability company and various individual parties referred to as "the Russells". The Company has agreed to release Trend from its obligations under the original promissory note upon receipt of a promissory note from the Trend assignees.

The Andacollo mine, which was shut down in December 2000 by the Company’s predecessor company and had been on care and maintenance for the past five years, was a non-core asset that warranted monetization. At the time of its sale, CMD was in the process of reclaiming the mine site and disposing of the mine assets.

Other than the ongoing drill programs in El Salvador, there are no major capital expenditures or divestitures in progress. The Company anticipates spending $8 million or more during the next year on exploration in El Salvador, primarily to conduct drill programs at El Dorado and Santa Rita and to undertake resource estimates and updated economic studies. Additional expenditures may be incurred in the coming year, if warranted, on pre-development and development activities at the El Dorado project. Any significant expenditures above and beyond the Company’s planned exploration programs will require that the Company raise additional funds.

The Company’s business model has been to utilize cash flow from gold production at its 49%-owned Denton-Rawhide Mine in Nevada plus any cash it receives from the sale of non-core assets to fund its exploration activities at the El Dorado and other projects, including mapping, sampling, surveying, drilling, resource definition and economical analysis, community relations initiatives and project generation. In light of the advanced stage of exploration at the El Dorado project and the development activities the Company foresees undertaking there in the near future, as well as the numerous drill targets generated recently at the El Dorado and Santa Rita projects, the Company elected to conduct an equity financing during fiscal 2006 in order to augment its funds available for exploration and development (see below). The Company’s available sources of cash and anticipated cash flow from production and the sale of non-core assets are not intended, or sufficient, to fully fund underground development or mine construction at El Dorado.

On March 1, 2006 the Company closed a short form prospectus equity financing in which total gross proceeds of CDN $20,076,600 were raised through the sale of 23,900,000 common shares of the Company at a price of CDN$0.84 per share. The financing was undertaken through a syndicate of underwriters led by BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Haywood Securities Inc. and Salman Partners Inc. (collectively, the "Underwriters") In consideration for their services, the Underwriters received a 6% cash commission and 1,195,000 broker warrants entitling the Underwriters to purchase up to 1,195,000 common shares of the Company at a price of CDN$0.84 per common share on or before March 1, 2007.

DESCRIPTION OF THE BUSINESS

General

The Company is a British Columbia based mineral resource corporation engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties, primarily gold and silver. See "General Development of the Business – Three Year History and Significant Acquisitions" and "Mineral Projects".

Risk Factors

An investment in the Common Shares of the Company involves a high degree of risk and must be considered highly speculative due to the nature of the Company's business and the present stage of exploration and development of its mineral resource properties. In particular, the following risk factors apply:

History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. The Company incurred losses during each of the following periods:

  $0.6 million for the year ended April 30, 2006

  $4.6 million for the year ended April 30, 2005

  $6. 9 million for the year ended April 30, 2004

As of April 30, 2006, the Company had an accumulated deficit of $53.3 million.

The Company's sole source of operating revenue is derived from its interest in Denton-Rawhide, which provided revenues from bullion (gold and silver) sales of $12.1 million, $11.9 million and $8.0 million provided in each of the fiscal years ended April 30, 2004, April 30, 2005 and April 30, 2006 respectively. Production at Denton-Rawhide decreased during the past fiscal year and is expected to continue to decline as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for fiscal 2006. There can be no assurance that the Company will realize revenue growth or achieve profitability.

Financing Risks

The Company anticipates that expected cash generated from leaching activities at Denton-Rawhide, together with funds derived from the sale of non-core assets (see "General Development of the Business – Three Year History and Significant Acquisitions" and "Mineral Projects – Chile Properties – Andacollo Mine, Chile") and the sale of shares in conjunction with the Company’s March 2006 financing (see "General Development of the Business – Three Year History and Significant Acquisitions"), will be sufficient to fund the Company's cash requirements and current exploration activities through fiscal 2007 but may not be sufficient to fund significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. In each of the 12 month periods ended April 30, 2004, April 30, 2005 and April 30, 2006, the Company spent approximately $4.8 million, $6.0 million and $5.9 million, respectively, on work programs to advance the El Dorado Property in El Salvador. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

The Company has working capital of $16.3 million as of fiscal year end April 30, 2006. There is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient (see "Metal Price Volatility") or that additional funding will be available to it to further planned exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Exploration Risks

Resource exploration, development, and operations is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. As described under "Mineral Projects", except for the Denton-Rawhide mine, which has ceased production and is in a residual leaching phase, and the El Dorado Property, which contains proven and probable reserves, none of the Company's properties have a known body of ore and any proposed exploration programs are an exploratory search for ore.

The Company's principal exploration property is located in El Salvador which country imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. See "Mineral Projects – El Salvador Properties – El Salvador Mining Regime." The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure against or which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

Although mineral resource and reserve estimates included in this Annual Information Form have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale processing.

Uncertainty of Mineralization Estimates

Although the Company has assessed the mineral reserve and mineral resource estimates presented herein and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Title to Properties

The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. As part of its investigations, the Company has investigated and believes it has good title to its properties. However, the Company cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions. The Company is in the process of converting a portion of its El Dorado Property exploration licenses to an exploitation concession and has made the necessary applications and carried out the studies requested by the authorities, including an environmental impact study. The approval of the El Dorado environmental impact study by the environmental ministry is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty when or if the authorities in El Salvador will approve the El Dorado environmental impact study or grant the Company an exploitation concession. El Salvadoran administrative rules and procedures assure the Company exclusive rights to the proposed exploitation concession area while the conversion process is underway.

Metal Price Volatility

The Company's ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is not within the control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. During the year ended April 30, 2006, the annual high and low prices for gold per ounce for the 10:30 a.m. fixings on the London Bullion Market were $638.25 and $416.10, respectively. On July 25, 2006, the 10:30 a.m. fixing on the London Bullion Market was $618.75 and last spot market price of gold on the New York Commodities Exchange was $627.50 per ounce.

Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include:

  industrial and jewelry demand;

  central bank lending or purchases or sales of gold bullion;

  forward or short sales of gold by producers and speculators;

  future level of gold production; and

  rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds.

Gold prices are also affected by macroeconomic factors including:

  confidence in the global monetary system;

  expectations of the future rate of inflation;

  the availability and attractiveness of alternative investment vehicles;

  the general level of interest rates;

  the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies;

  global and regional political or economic events; and

  costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

While gold production, sales and prices are by far the most significant factor affecting the financial performance of the Company, approximately 13% of the Company's sales revenues were derived from silver during the 2006 fiscal year. Silver prices are determined in the international marketplace through the interaction of supply and demand for this metal. The Company has no influence over the price it receives from the sale of silver.

Government Law, Environmental and Other Regulatory Requirements

The Company's El Dorado and Santa Rita properties are located in El Salvador. In addition, the Company holds or seeks to acquire properties for exploration in other Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and closing regulations.

Forward Selling Activities

The Company's primary business is the acquisition, exploration and development of gold and silver properties and its revenue to date has almost entirely been derived from proceeds from, or related to, the sale of gold and silver. See "Metal Price Volatility". Gold and silver prices are subject to significant volatility and these changes, to the extent that the Company’s production is unhedged, can significantly affect the Company's profitability and cash flow. Gold prices declined steadily between the latter part of 1996 and August 1999 to the lowest price in twenty-one years, and until the spring of 2002 essentially remained near or below $300 per ounce. Since 2002, the gold price has steadily increased, albeit with intermittent volatility and price corrections, and is now trading at 25 year highs. Monthly prices over the past financial year for gold have averaged from $416 to $638 per ounce. Silver prices also have been volatile.

The Company may utilize forward selling to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company’s cash flow from forward selling activities relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any forward sales contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. See "Directors and Officers" for details of Company's current management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See "Directors and Officers".

Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Currency Fluctuations May Affect the Costs of Doing Business

The Company's activities and offices are currently located in Canada, the United States, Argentina, El Salvador and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada, Chile and El Salvador may be denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

Insurance Coverage May Be Inadequate

The mining industry is subject to significant risks that could result in:

  damage to or destruction of property and facilities;

  personal injury or death;

  environmental damage and pollution;

  delays in production; or

  expropriation of assets and loss of title to mining claims.

While where applicable the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

Changes to the General Mining Law of 1872

The majority of the Denton-Rawhide mine's processing activities are located on unpatented lode and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of operations at Denton-Rawhide.

Reclamation Risks at Denton-Rawhide

The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine at $9.8 million, of which 49% are to the account of the Company and contributed to the Reclamation Trust. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although believed to be sufficient to handle all remaining closing costs may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine. See "Mineral Projects – Nevada Properties – Denton-Rawhide Mine, Nevada" for additional information.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, the AMEX and the TSX. The Company expects these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. Like many smaller public companies, the Company faces a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate the effectiveness of internal control over financial reporting and the independent auditors to attest to the effectiveness of such internal controls and the evaluation performed by management. The United States Securities and Exchange Commission has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board, or PCAOB, has adopted documentation and attestation standards that the independent auditors must follow in conducting the attestation under Section 404. The Company is currently preparing for compliance with Section 404; however, there can be no assurance that the Company will be able to effectively meet all of the requirements of Section 404 in the required timeframe. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price.

The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause the Company's stock price to decrease.

MINERAL PROJECTS

The Company is a British Columbia based mineral resource corporation engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties, primarily gold and silver.

The Company’s principal activities are exploration activities currently chiefly focused in El Salvador. The Company continues to search for exploration projects to acquire in the Americas that warrant drilling.

The following is a description of the Company’s mineral properties and the nature of the Company’s interests in such properties.

El Salvador Properties

El Salvador Mining Regime

The following is based on the Company's understanding of the El Salvador mining regime.

Under the laws of El Salvador, the government owns all mineral rights. All private and government-owned lands that have not been declared areas of protection for reasons of national sovereignty, areas of cultural or social interest, areas of ecological or environmental protection or areas of capitation of surface or underground waters for potable water supply; zones occupied by public service facilities; or areas that are within the urban limit of cities or towns are open to exploration and are available through application for an exploration license, which can subsequently be converted to an exploitation concession upon compliance with certain conditions. An exploration license is held by payment of an annual fee, compliance with the environmental laws of the country and fulfillment of the technical exploration program, which may be modified on an annual basis. El Salvadorian mining laws do not discriminate between nationals and foreigners.

In mid-2001, the government of El Salvador enacted several modifications to the Salvadoran Mining Law. The most significant of these changes included an extension from five years to eight years for the time before which the holder of an exploration license must convert the license into an exploitation concession. This revision provided the Company an additional three years in which to advance the El Dorado project to the development stage and then apply to the government for an exploitation concession. The application to convert an exploration license to a 30-year (or longer) exploitation concession must be accompanied by, among other things, a feasibility study, a development work program and an approved environmental impact study. Under the old laws the maximum size for exploitation concession was ten square kilometres. This arbitrary size restriction has been removed. Finally and importantly, the royalty levied on mineral production was reduced to 2% from 4% of net smelter returns.

The Company is continuing exploration and has submitted the technical documentation required to convert a portion of its exploration licenses to an exploitation concession. In accordance with the environmental law, there is a permitting procedure established that must be followed in the development of the El Dorado Property. The Company hired an independent contractor to prepare the environmental impact study for the project and work began with field investigations and public meetings in February 2004. In April 2004, the Company formally entered the environmental impact study process with the presentation of the necessary forms detailing the development and operation of the proposed project. In July 2004, the Company received the Terms of Reference for the environmental impact study from the Environmental and Natural Resources Ministry ("MARN"). The completed study was presented to MARN in September 2004 for approval. Earlier in 2004, the Company hired an independent consulting company to prepare a pre-feasibility study to form the basis for the feasibility study required for the conversion of the exploration licenses to an exploitation concession which was completed January 2005; however, the Company commissioned the translation of the October draft of the prefeasibility study in order to have the documents required for the formal presentation of the conversion request in December 2004. An original copy of the January 2005 pre-feasibility study (in english) was subsequently presented by the Company and accepted by the El Salvadoran Division of Mines. The Company has undertaken the steps necessary to have and has presented in a timely manner all of the required documents for the conversion of a portion of the El Dorado exploration licenses with the exception of the approved environmental impact study. In September 2005, the Company received formal notification from MARN that its environmental impact study had passed the technical review process and should be submitted for a public comment period. The environmental impact study was posted for public comment according to El Salvadoran laws, which period ended in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the Environmental Impact Study (“EIS”) to address these issues. The Company is currently preparing the EIS for resubmission to MARN, following which it will await further instructions or final acceptance of the EIS and granting of an environmental permit.

The Company has received assurances from the El Salvadoran Division of Mines and Hydrocarbons (Ministry of Economy) that the Company’s rights for the conversion of the exploration licenses to an exploitation concession will not be affected in waiting for approval of the EIS.

El Dorado Property, El Salvador

The Company’s most advanced property in El Salvador is the El Dorado Property, which consists of three exploration licenses (contiguous to and completely surrounding the pending El Dorado exploitation concession area), which the Company, indirectly through its wholly owned subsidiaries, holds as to a 100% interest.

The following (except under the headings "Recent Exploration and Drilling", “June 2006 Updated Resource Estimate”, "Environmental Impact Study" and "Summary" below or as otherwise described) represents information summarized or extracted from a pre-feasibility study (the "El Dorado Report") commissioned by the Company dated January 21, 2005 entitled "Pre-Feasibility Study, El Dorado Project, El Salvador"

prepared by SRK Consulting (US) Inc. of Colorado, an independent geological and engineering consulting firm, pursuant to the provisions of National Instrument 43-101 ("NI 43-101").

The information under "Property Description and Location" summarized from the El Dorado Report has been updated by the Company to include developments that have occurred since January 21, 2005, being the date of the El Dorado Report.

William F. Tanaka is a Qualified Person and primary author of the El Dorado Report within the meaning of NI 43-101. Mr. Tanaka is independent of the Company applying all of the tests in section 1.4 of NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australian Institute of Mining and Metallurgy (mAUSIMM).

The information presented under the heading “June 2006 Updated Resource Estimate” summarizes information prepared under the supervision of Mr. Steve Ristorcelli, P.Geo., of Mine Development Associates. This information is included in a report entitled “Technical Report on the El Dorado Project Gold and Silver Resources” dated July 31, 2006 and co-authored by Mr. Ristorcelli and Mr. Peter Ronning, P.Eng. each of whom are independent Qualified Persons as defined in NI 43-101.

Predecessor Dayton upon its acquisition of Mirage Resource Corp. in April 2000 acquired the El Dorado Property. Mirage initially acquired the El Dorado Property by option agreement dated June 23, 1993 from Zinc Metal Company ("ZMC") of Toronto, and its wholly owned subsidiary, New York and El Salvador Mining Company. The option was exercised on August 25, 1994 in accordance with its terms by payment of $175,000 to ZMC and by the parties having incurred aggregate expenditures in excess of $800,000. Pursuant to the terms of the option agreement, the El Dorado Property is subject to annual advance minimum royalty payments, which is the greater of $50,000 per year or a 3% net smelter return royalty in favour of ZMC. The Company has the right to purchase the royalty from ZMC for $4,000,000 ($1,000,000 for the first one-half and $3,000,000 for the second one half) provided that at least one-half of the royalty is acquired within six months of the commencement of commercial production. In addition, the government of El Salvador is entitled to a 2% net smelter return royalty.

By agreement dated March 29, 2006, the Company superseded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. Under the terms of the new agreement, the Company has prepaid an annual rental fee in the amount of $29,000 with the option to purchase the parcel for a payment of $971,000 at any time up to April 1, 2007.

Although the El Dorado Property contains geological mineral resources, none of the Company’s properties in El Salvador, including the El Dorado Property, contain known ore reserves (under U.S. Securities and Exchange Commission Guide 7) and all work programs are exploratory searches for ore grade mineralization.

Property Description and Location

The El Dorado Property is comprised of three exploration licenses totaling 14,407 hectares with nominal expiry dates of September 28, 2013 (one license) and September 29, 2013 (two licenses), and the 1,275 hectare area of the pending El Dorado Exploitation Concession, which underlying exploration license has a nominal expiry date of January 1, 2005. The Company continues to hold the 1,275 hectare pending Exploitation Concession area beyond its expiry date as it has declared its intention to convert the land holding to an Exploitation Concession, which will have a term of 30 years and may be extended if warranted. See "El

Salvador Mining Regime". The cost to hold the licenses is a rental of $300 per square kilometre, amounting to $47,046 per year. The Company is up to date with the regulatory obligations required to maintain the licenses in good standing and is awaiting final approval of the conversion of the licenses to concessions.

In addition to its mineral rights, the Company owns approximately 69 hectares of real estate in the central part of the El Dorado Property and an option to acquire an additional 100 hectares.

Part of the El Dorado license area was the scene of mining by another company between 1948 and 1953. The Company and its environmental consultants believe that there are no existing environmental liabilities on the project related to that earlier period of production nor to the exploration activities of the Company and its predecessor companies.

The exploration license area contains several prospects and deposits. Their stage of exploration and development ranges from recently discovered veins that have never been drilled to deposits that have resource estimates. The Company’s permanent installations on the property at the present time consist of a laboratory for crushing rock samples and core storage warehouses with facilities for describing and sampling drill core. None of the mid-20th century mine workings are accessible at present.

The El Dorado Property is in the Department of Cabañas, approximately 74 kilometres northeast of San Salvador, the capital city of the nation, and 10 kilometres southwest of the town of Sensuntepeque.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The El Dorado Property is accessible by a paved road that crosses the El Dorado Property. The travel time from the project site to San Salvador is approximately two and one-half hours, depending on traffic levels.

The area has a large rural population and Sensuntepeque is a moderate sized town of approximately 20,000 people. Unskilled labour and persons with general business and technical skills should be readily available. El Salvador does not have an indigenous mining industry, so personnel with exploration and mining skills need to be trained or come from elsewhere.

The usual public utilities are available in Sensuntepeque. The communication infrastructure, including telephone and internet, is serviceable. The existing buildings on the project site are connected to the national electrical grid, but the power supply is not considered reliable enough to service a mine.

The terrain in the El Dorado Property area is one of moderate relief surrounded by higher hills to the north, east, and west. Elevations range between 200 m and 800 m above sea level. A tropical climate prevails, with a pronounced wet season from May to October and a dry season the remainder of the year. The project area contains shallow topsoils and volcanic subsoils that are cultivated for seasonal crops. Five perennial streams or rivers traverse the El Dorado License area. Water levels vary with the seasons with good flows being maintained during the wet season.

History

The colonial Spanish discovered gold in the district in the early 1500’s, and there was sporadic, largely unrecorded small-scale production until the late 1800’s. In the period from 1948 to 1953, the New York and El Salvador Mining Company operated an underground mine, producing approximately 270,000 tonnes of ore yielding about 72,500 troy ounces (2,250 kilograms) of gold.

Extensive exploration since 1993 has included surface geological mapping, rock sampling and prospecting, campaigns of hand and bulldozer trenching, core drilling, and minor reverse circulation drilling.

Geological Setting

El Salvador can be divided into four morphological-geological units: Coastal Plains, Coastal Ranges, Great Interior Valley, and the Northern Mountain Ranges. El Dorado is situated in the Great Interior Valley, underlain by Eocene felsic to mafic volcanic rocks; in other words, dark to light coloured volcanic rocks in the order of 38 to 55 million years old.

Mineralization on the El Dorado Property consists of gold and silver bearing quartz veins that are contained within the volcanic rocks. The gold and silver bearing veins of the El Dorado district, of which at least 36 exceed 1 m in width, occur over an area exceeding 50 square kilometres. Vein mineralization is dominated by quartz and calcite and ranges in width between 1 m and 15 m in surface exposures. The vein systems are up to 3 km in length, dip steeply, and generally form ridges.

The mineralization fits the model of the low sulphidation epithermal type of mineralization, also referred to as the adularia-sericite type. A number of deposits around the world that belong to this type are being profitably mined.

In terms of its structure and mineral deposits the Exploration License Area can be divided into 3 districts, Central, Northern, and Southern. The three districts are separated from each other by northwest trending regional scale faults whose primary displacement was lateral. Within each district, deposits are contained within quartz veins that formed along fractures that opened under tension. The mineralized veins are for the most part within about 30 degrees of vertical and trend generally north-south, but there is considerable variation both within and between districts.

Exploration

The long history of recent exploration on the El Dorado Property includes extensive mapping of mineralized structures, lithogeochemical sampling, trenching and drilling. There have been numerous ancillary studies including environmental base line work.

Geological mapping to varying levels of detail, done by the Company and its predecessors, covers approximately 2,000 hectares of the 14,400 hectare property. Digital maps have been generated at scales ranging from 1:1,000 to 1:10,000. In addition, the project archives contain numerous individual maps of trenches, veins and target areas at various scales.

The geological mapping is continuing, along with lithogeochemical sampling and prospecting.

The geological mapping is accompanied by frequent sampling of the rocks on the surface. The samples are variously described as channel samples, chip channel samples, selected chips, random chips and grab samples.

Mineralization

The El Dorado License area contains many deposits, prospects and occurrences in veins, hot spring deposits and hydrothermal breccias. They are found in three districts, north, central and south, that are distinguished from each other by the dominant vein orientations and the level of the hydrothermal system that is exposed on the present-day surface. The veins have complex, multi-stage histories of formation.

In a 1999 "Summary of Exploration Activities", geologists working for Mirage Resource Corp. organized their descriptions of the deposits and zones into 33 targets, many of which comprise multiple veins. In terms of their exploration and development status, the veins range from newly discovered, untested prospects to three deposits sufficiently advanced that their contained resources can be estimated. The dimensions of mineralized veins are as varied as their exploration status, ranging from those known only in single outcrops to those that have been traced on the surface over lengths of between one and two kilometres. Systems of related veins are up to three kilometres long. In those veins that have been mined or extensively drilled, mineralization has been demonstrated to exist over vertical intervals of up to 300 metres. (In considering vein lengths and vertical dimensions it is important to note that at a detailed level mineralization in this type of system is highly variable).

Drilling

Several campaigns of drilling have been mounted on the El Dorado Property throughout the last decade. As of July 25, 2006, the Company’s drill hole database contained records of 473 drill holes comprising 156,102.52 metres of drilling. Since becoming operator in mid-2002 up to the completion of hole P06-473 the Company has drilled 271 of these holes comprising 108035.95 metres.

At present core drilling is done using HQ equipment that produces 63.5 millimetre diameter core. If it is necessary to reduce to a smaller diameter to overcome drilling difficulties, NQ equipment is used, producing 47.625 millimetre diameter core. Core recovery is measured at the drill site and loaded core boxes are trucked to the Company’s core logging, sampling and storage facility on the property. Core is logged by Company geologists and split for sampling using a rock saw.

Drilling on the project ranges from resource delineation and step-out drilling in the vicinity of the old mine to pure exploration drilling on veins that have as yet received little or no exploration.

The foregoing disclosure under the heading "Drilling" has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company.

Sampling and Analysis

The sampling method used by the Company field personnel varies with the purpose of the sample. Geologists doing initial reconnaissance or prospecting may collect selected grab samples from new discoveries. Such samples would be intended only to determine if minerals of interest are present, not to estimate grades for any volume of material.

For more systematic sampling, outcrops are cleaned off and in some cases shallow hand trenches are dug. Continuous chip samples are collected over intervals selected by a geologist. In many cases local labourers do the sampling, under a geologist’s supervision. The manner of sampling is recorded in field notes and is entered into the digital database of surface samples.

Intervals from drill core to be sampled are selected by the geologist logging the core. All vein material and visibly mineralized material is sampled, with enough immediately adjacent, apparently unmineralized material sampled to make sure that all intervals are adequately tested. Sampling is done after logging is complete. The core is sawn in half along its axis. The Company’s immediate predecessor as operator, Dayton, also used a rock saw for sampling core from 13 holes it drilled in 2000. Operators prior to Dayton used a percussion core splitter.

Core recovery, which affects the degree to which samples are representative, is very good in the current drilling. In mineralized intervals it averages better than 98%. In past drilling, prior to the Company becoming operator, resource estimators found local problems with core recovery, finding that it averaged as low as 76% in some mineralized veins.

The Company collected a large quantity of unmineralized material from a site in the region. This material is used as sample "blanks" that are inserted into the sample stream at a rate of one into every batch of 25 samples, as a quality control measure.

All of the Company’s samples are analyzed at the laboratory of Inspectorate America in Sparks, Nevada. About 25% of the samples are analyzed in duplicate by selecting a batch of material already pulverized by Inspectorate and sending it to another lab, American Assay. Once the results of the re-analysis are received, about 15% to 20% of the duplicated samples are selected for re-analysis starting with the coarse reject material.

All samples which return gold results exceeding 3 g Au/tonne in the initial analysis are analyzed again using a fire assay preparation with a gravimetric finish.

Security of Samples

All sampling is done by the Company’s employees, either geologists or labourers supervised by geologists. Once collected, samples are kept at the Company’s on-site facility until they are picked up by employees of Inspectorate America’s Guatemalan affiliate. They are transported by road to the Guatemalan laboratory, where they are prepared and trans-shipped to Nevada for analysis. Some of the samples may, from time to time, be opened and inspected by border officials at the border crossing from El Salvador to Guatemala.

Metallurgy

Metallurgical test work has shown the El Dorado mineralization responds well to milling and cyanide leaching. Recoveries of over 92% for gold and over 88% for silver are expected. Historic recoveries during past production ranged from 87% to 91.5% for gold and 77.7% for silver.

Recent Exploration and Drilling

From May 1, 2005 to date the Company released the results from 78 drill holes at the El Dorado project. This drilling comprises holes drilled as part of the South Minita deposit delineation drilling program that was initiated in November 2004. Drill results issued from May 1, 2005 to date are tabulated below:

Hole No.	Vein Tested	Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P05-365	South Minita	300045 / 534503	260 / 59	No significant results
P05-366	South Minita	300079 / 534334	275 / 64	286.35	286.70	0.35	0.35	8.91	99
P05-367	South Minita	300241 / 534387	252 / 67	289.35	289.65	0.30	0.30	17.88	98
				356.20	357.20	1.00	0.70	16.76	82
P05-368	South Minita	300302 / 534426	270 / 63	264.35	264.65	0.30	0.25	9.37	102
P05-369	South Minita	300377 / 534328	270 / 80	216.00 247.45	216.65 247.75	0.65 0.30	0.50 0.30	9.30 7.98	37 55

Hole No.	Vein Tested	Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P05-370	South Minita	300449 / 534369	265 / 67	260.65 286.30 327.40 447.05	261.15 286.55 329.60 447.80	0.50 0.25 2.20 0.75	0.50 0.20 2.20 0.75	8.89 21.61 21.92 14.54	75 137 167 227
P05-371	South Minita	299904 / 534385	258 / 63	No sampling conducted
P05-372	South Minita	300512 / 534395	286 / 64	219.20	219.40	0.20	0.20	31.20	229
P05-373	South Minita	300495 / 534440	270 / 59	143.75	144.05	0.30	0.30	13.55	78
				338.95	339.60	0.65	0.60	21.16	178
P05-374B	South Minita	300641 / 534287	275 / 78	No significant results
P05-375	South Minita	300377 / 534328	279 / 60	330.20	333.40	3.20	2.75	13.58
				335.70	335.85	0.15	0.10	23.78
P05-376	South Minita	300640 / 534288	261 / 51	294.30	294.70	0.40	0.40	6.13
P05-377	South Minita	300355 / 534279	252 / 76	No significant results
P05-378	South Minita	300304 / 534298	265 / 65	276.32 318.00	276.61 318.35	0.29 0.35	0.25 0.35	32.69 55.10	200 625
P05-379	South Minita	300493 / 534296	263 / 62	266.80 280.55 281.90 284.55	267.50 280.95 283.00 284.70	0.70 0.40 1.10 0.15	0.50 0.35 1.00 0.15	10.39 15.01 10.97 30.60	112 87 119
P05-380	South Minita	300556 / 534309	270 / 67	324.30 347.20 385.75	324.80 347.50 390.00	0.50 0.30 4.25	0.50 0.30 4.25	26.60 10.35 5.76	141 54 47
P05-381	South Minita	300255 / 534243	280 / 65	No significant results
P05-382	South Minita	300300 / 534384	264 / 62 including	306.30 337.45 423.10 427.85	306.50 337.90 429.80 428.60	0.20 0.45 6.70 0.75	0.25 0.40 6.00 0.68	21.07 31.22 4.10 10.49
P05-383	South Minita	300240 / 534384	264 / 62	374.10 400.30	374.85 407.30	0.75 7.00	0.75 5.50	29.23 7.00
P05-384	South Minita	300850 / 534391	275 / 65	No significant results
P05-385	South Minita	300475 / 534446	264 / 54	374.60 438.35 448.55	375.75 439.15 454.00	1.15 0.80 5.45	1.15 0.70 4.90	6.14 21.79 3.17	80 6 21
P05-386	South Minita	300240 / 534351	265 / 70 includes	275.65 436.60 441.00	278.15 442.10 442.10	2.50 5.50 1.10	2.35 4.00 0.80	6.87 5.55 10.34	162 23 67
P05-387	South Minita	300250 / 534255	393 / 55	261.40 283.55	262.30 286.95	0.90 3.40	0.75 3.20	39.98 5.73	325 30
P05-388	South Minita	300924 / 534351	260 / 54 includes	204.55 205.40 379.50	206.30 206.30 382.30	1.75 0.90 2.80	1.70 0.87 2.30	14.14 20.07 9.51	90 112 92
P05-389	South Minita	300215 / 534283	281 / 70	No significant results
P05-390	South Minita	300400 / 534135	270 / 67	177.85	179.80	1.95	1.95	4.54	20
P05-391	South Minita	300800 / 534458	279 / 62 includes	178.3 178.3	180.65 179.40	2.35 1.10	1.35 1.00	8.71 14.21	81 149
P05-392	South Minita	300275 / 534326	267 / 60	278.85	279.60	0.75	0.75	69.58	693

Hole No.	Vein Tested	Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P05-393	South Minita	300240 /534388	244 / 76	No significant results
P05-394	South Minita	300827 / 534287	260 / 58	268.45	269.8	1.35	1.10	9.00	53
P05-395	South Minita	300824 / 534288	282 / 61	319.55	321.7	2.15	1.15	21.00	206
P05-396	South Minita	300378 / 534273	270 / 57	No significant results
P05-397	South Minita	300357 / 534273	270 / 57	260.55	261.95	1.40	1.30	15.996
P05-398	South Minita	300923 / 534353	273 / 62	No significant results
P05-399	South Minita	300175 / 534434	268 / 65	No significant results
P05-400	South Minita	300300 / 534420	254 / 64	435.45	437.75	2.30	2.00	20.425
P05-401	South Minita	300800 / 534458	270 / 62 includes includes	83.20 174.10 174.10 176.3 176 3 457.45	83.45 175.1 174.7 177.15 176.55 458.3	0.25 1.00 0.60 0.85 0.25 0.85	0.25 0.80 0.48 0.70 0.20 0.85	8.40 14.45 20.41 10.10 16.83 32.45	7.9 139 204 85 142 255
P05-402	Minita vein extension	299768 / 534435	270 / 50	No significant results
P05-403	South Minita	300335 / 534277	256 / 70	86.7	86.9	0.20	0.20	17.58	67
P05-404	Minita	301460 / 533977	112 / 67	No significant results
P05-405	Minita vein extension	299466 / 534399	270 / 50	No significant results
P05-406	South Minita	300824 / 534287	261 / 68	203.9 271.05 324.85 343.2 377 377.4	205.65 271.15 325.9 345.8 377.3 378.1	1.75 0.10 1.05 2.60 0.30 0.70	1.55 0.10 0.75 2.20 0.30 0.50	8.99 8.46 7.09 8.34 9.12 14.22	62 1 33 28 84 161
P05-407	Minita	301482 / 534057	90 / 75	247.00 256.40 265.75 345.70 394.80	248.55 256.60 266.70 351.25 396.15	1.55 0.20 0.95 5.55 1.35	1.10 0.15 0.65 2.10 1.10	44.98 20.20 6.75 6.42 6.68	302 218 39 9 19
P05-408	South Minita	300493 / 534304	273 / 60 includes and	30.3 257.25 257.25 257.65 305.4	30.5 258.75 257.35 258.75 311.6	0.20 1.50 0.10 1.10 6.20	0.20 1.30 0.10 1.10 5.20	7.57 8.36 16.95 9.70 30.60	19.5 126 144 158 325
P05-409	South Minita	300605 / 534336	268 / 68	168.4 368.2	168.6 375.15	0.20 6.95	0.20 5.00	11.70 5.38	36
P05-410	Minita	301727 / 533870	90 / 68	433.45	434.45	1.00	0.65	8.86	114
P05-411	South Minita	300527 / 534200	269 / 71	171.0	173.55	2.55	1.50	9.66	117
P05-412	South Minita	300514 / 534393	273 / 60	346.90 409.95 440.70	347.25 410.45 441.00	0.35 0.50 1.70	0.30 0.40 1.10	64.25 7.42 4.52	414 42 20
P05-413	South Minita	299975 / 534426	270 / 53	412.10 425.50	413.10 426.75	1.00 1.25	1.00 1.05	11.66 13.59	66 106
P06-414	Minita	301723 / 533869	113 / 68	No significant results

Hole No.	Vein Tested	Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P06-415	South Minita	300449 / 534294	270 / 64	204.20	204.80	0.60	0.60	14.77	66
P06-416	South Minita	300078 / 534335	254 / 59	390.20	390.70	0.50	0.40	13.86	196
P06-417	South Minita	300493 / 534300	270 / 76 including and	158.30 295.60 295.60 297.85 393.95	158.75 298.90 295.70 298.90 394.25	0.45 3.30 0.10 1.05 0.30	0.40 3.00 0.10 0.90 0.30	18.57 10.95 45.92 21.28 5.88	72 84 395 172 53
P06-418	South Minita	300813 / 534444	260 / 58	75.60 426.00 429.35 515.10	76.35 426.70 430.30 515.55	0.75 0.70 0.95 0.45	0.75 0.65 0.80 0.40	7.23 7.30 12.66 7.31	99 44 88 102
P06-419	South Minita	299972 / 534411	271 / 60	No significant results
P06-420	South Minita	534309 / 300548	266 / 61	240.80 263.30 344.40	241.40 264.10 345.40	0.60 0.80 1.00	0.60 0.80 0.80	11.72 6.13 8.91	n.a. 31 67
P06-421	South Minita	300240 / 534388	270 / 60	295.95 361.00 364.40 374.25	299.35 362.40 365.70 376.95	3.40 1.40 1.30 2.70	2.75 1.10 1.30 2.40	19.26 7.01 5.56 8.69	135 49 38 105
P06-422	South Minita	299904 / 534384	272 / 65	No significant results
P06-423	South Minita	300606 / 534331	259 / 65	183.65 393.10	183.80 394.55	0.15 1.45	0.15 1.35	29.62 27.87	200 200
P06-424	South Minita	300045 / 534503	268 / 65	No significant results
P06-425	South Minita	300240 / 534388	270 / 53 including	291.50 292.80	293.15 293.15	1.65 0.35	1.30 0.25	15.62 59.62	82 200
P06-426	South Minita	300855 / 534392	270 / 59	429.20 433.95	429.95 434.15	0.75 0.20	0.70 0.20	7.68 9.07	34 9
P06-427	South Minita	300305 / 534425	261 / 61	238.05 316.45 409.20 409.80 412.60 427.75	238.25 316.65 409.35 409.95 413.80 430.05	0.20 0.20 0.15 0.15 1.20 2.55	0.20 0.20 0.15 0.15 1.00 2.20	6.28 10.97 7.33 14.56 6.29 15.70	68 166 43 121 18 106
P06-428	South Minita	300212 / 534255	260 / 65	105.20 106.20 148.60 299.10 306.40 312.40	105.65 106.55 149.00 299.20 306.80 312.50	0.45 0.35 0.40 0.10 0.40 0.10	0.45 0.30 0.40 0.10 0.40 0.10	6.12 8.33 17.16 20.21 8.28 10.36	13 33 74 201 30 29
P06-429	South Minita	300391 / 534259	269 / 65	238.80 262.10	240.40 264.65	1.60 2.55	1.60 2.00	7.37 14.22	76 131
P06-430	South Minita	300376 / 534329	279 / 65	147.70 319.25 344.80 350.35	148.00 319.70 345.55 351.75	0.30 0.45 0.75 1.40	0.25 0.40 0.70 1.20	20.21 9.17 7.28 9.82	66 89 78 27

Hole No.	Vein Tested	Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P06-431	South Minita	300423 / 534303	270 / 63 including and and and	283.65 286.40 303.80 303.80 304.45 309.15 312.95	285.15 287.75 316.15 304.45 304.85 309.90 316.15	1.50 1.35 12.35 1.05 0.40 0.75 3.20	1.40 1.10 9.50 0.80 0.30 0.70 3.00	7.13 9.01 8.43 22.10 50.51 18.81 15.50	15 77 66 165 350 154 142
P06-432	South Minita	300828 / 534378	270 / 59	97.80 215.40 261.35 332.45 369.25 441.60	98.30 215.60 263.85 332.63 369.80 442.10	0.50 0.20 2.50 0.18 0.55 0.50	0.40 0.15 2.40 0.15 0.50 0.30	9.96 10.90 10.80 7.15 8.50 6.13	90 132 90 106 30 17
P06-433	South Minita	300423 / 534303	270 / 72 including including and and and and and including	141.25 164.10 306.00 333.85 334.95 347.05 364.75 364.75 365.90 369.50 372.35 375.40 378.40 382.45 387.25 387.25 393.85	141.60 164.50 306.35 336.90 335.25 347.40 380.05 365.90 369.50 371.30 372.80 375.80 380.05 382.60 388.95 387.55 393.95	0.35 0.40 0.35 3.05 0.30 0.35 15.30 1.15 3.60 1.80 0.45 0.40 1.65 0.15 1.70 0.30 0.10	0.20 0.40 0.30 1.80 0.25 0.20 9.90 0.50 2.70 1.35 0.34 0.30 1.65 0.15 1.60 0.20 0.10	7.31 10.56 6.86 23.10 35.64 10.82 17.40 14.27 6.05 47.11 99.34 37.16 38.28 66.54 28.43 148.40 306.30	19 200 43 148 266 104 125 124 65 332 796 401 308 575 173 681 2810
P06-434	South Minita	300305 / 534297	270 / 47	238.20 284.10	238.40 288.24	0.20 4.15	0.20 3.80	9.52 8.90	124 60
P06-435	South Minita	300491 / 534292	267 / 56	249.25 293.95	251.15 294.55	1.90 0.60	1.70 0.50	5.91 25.82	60 181
P06-436	South Minita	300643 / 53290	270 / 68	158.70 280.40 322.40 324.40	158.80 280.55 322.50 324.70	0.10 0.15 0.10 0.30	0.10 0.10 0.10 0.25	9.61 11.14 22.88 7.83	42 85 65 37
P06-437	South Minita	300921 / 534350	270 / 60	103.35 295.45 463.00 481.50	103.45 295.65 464.40 481.70	0.10 0.20 1.40 0.20	0.10 0.20 1.20 0.20	11.51 12.51 17.23 7.53	98 139 188 166
P06-438	South Minita	300877 / 534294	270 / 61	274.70 345.40 361.15 371.10	275.20 345.55 361.45 371.50	0.50 0.15 0.30 0.40	0.40 0.10 0.15 0.25	7.23 26.43 10.51 32.70	83 200 111 166
P06-439	South Minita	300357 / 534274	257 / 56	257.75	259.25	1.50	1.50	14.42	n.a.

Hole No.	Vein Tested	Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P06-440	South Minita	300777 / 534327	270 / 63	234.2 310.60 339.55	235.3 310.80 340.15	1.10 0.20 0.60	1.00 0.20 0.50	5.41 7.43 13.27	n.a. n.a. n.a.
P06-441	South Minita	300903 / 534384	270 / 63 including and	154.00 290.10 373.65 464.40 466.00 466.40	154.90 291.25 374.10 467.50 466.40 467.50	0.90 1.15 0.45 3.10 0.40 1.10	0.80 0.90 0.40 3.10 0.30 0.90	9.41 6.52 6.22 8.42 17.70 12.15	n.a. n.a. n.a. n.a. n.a. n.a.
P06-442	South Minita	300356 / 534274	257 / 72	174.25 244.90 257.45 267.60 274.10 293.45	174.60 245.00 257.75 267.75 274.45 298.20	0.35 0.10 0.30 0.15 0.35 4.75	0.30 0.10 0.20 0.15 0.30 3.40	16.80 7.28 8.93 11.19 19.02 24.21	n.a. n.a. n.a. n.a. n.a. n.a.

Concurrent with the South Minita delineation drill program during fiscal 2006, the Company continued a surface mapping, sampling and target generation program in the southern part of the El Dorado district that had commenced during fiscal 2005. This exploration program benefited from a scientific breakthrough made by the Company regarding the timing of the gold mineralizing event at El Dorado relative to the volcanic sequence that dominates the area. As a result, areas of the El Dorado project previously thought to be lower priority geologically were re-evaluated with this surface exploration program and a number of high priority gold-bearing targets were discovered. These targets include: the untested 4 kilometer strike extent of the Minita structure that continues south from the Minita and South Minita deposits; a broad structural zone in the vicinity of the Nance Dulce vein (on which limited drilling was conducted during fiscal 2005); the untested Hacienda structure (a roughly 4 kilometer north-south striking structure geologically similar to, and approximately 2 kilometers west of, the Minita structure); and the Gallardo vein, on which there is located a colonial-era mine shaft. With the South Minita delineation drill program completed, the Company intends to resume its exploration drilling program at the El Dorado gold project during fiscal 2007 and will focus on testing these four high priority targets.

The foregoing disclosure under "Recent Exploration and Drilling" has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company and supervises the Company's exploration work on the El Dorado project. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. The Company's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

June 2006 Updated Resource Estimate

On June 19, 2006 the Company announced the results of an updated resource estimate for the El Dorado project, in which the measured and indicated resources on the project (inclusive of reserves) increased to 1.2 million gold equivalent ounces. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the South Minita deposit, the subject of an 18-month long definition drilling program at El Dorado that was completed subsequent to the end of fiscal 2006. South Minita was estimated in this resource tabulation to contain indicated resources of 350,000 gold equivalent ounces plus a further 77,000 gold equivalent ounces in the inferred category.

The resources below are tabulated using a gold equivalent, rather than a gold-only cutoff grade as was historically used at El Dorado, in order to more realistically represent the combined gold and silver value of these deposits. In the case of the Minita deposit, the estimate includes a small number of new recently drilled holes. The Nance Dulce resource is based on the holes drilled at that deposit to date and should be considered an interim resource estimate as the deposit area has not yet been fully delineated. The Coyotera and Nueva Esperanza deposits were re-tabulated using the gold-equivalent cutoff.

El Dorado Project Resources (as of June 19, 2006)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
South Minita	Indicated
		1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800

Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700

Nance Dulce	Inferred	128,900	19.56	81,100	121.98	506,000	21.30	88,300
Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200

El Dorado Project Resources (as of June 19, 2006)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
Nueva Esperanza	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800

TOTAL MEASURED & INDICATED ALL DEPOSITS		3,710,100	9.35	1,115,500	62.24	7,424,500	10.24	1,221,500
TOTAL INFERRED ALL DEPOSITS		558,100	10.3	185,300	69.16	1,223,000	11.30	202.0
Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t
2) Gold equivalents based upon a silver to gold ratio of 70:1
3) The Minita resource INCLUDES the reserves stated below

Mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). The resource estimates contained in this discussion would not be permitted in reports of U.S. companies filed with the SEC. Readers are referred to the Cautionary Note to U.S. Investors under "Glossary of Technical Terms".

The resources above were estimated by interpreting drill intercepts in cross section, coding samples, capping assays, compositing to vein thicknesses, and estimating grades and thicknesses of each of the veins into a three dimensional grade thickness model. Each of the three veins at the Minita deposit and ten veins at the South Minita deposit were estimated separately. Additional NI 43-101 disclosure regarding this resource estimate is provided in “Glossary of Technical Terms” and the subsection “Cautionary Notes”.

A portion of the Minita resources was converted to proven and probable reserves in a pre-feasibility study for the El Dorado deposit conducted in January 2005 (details of the assumptions used in this reserve calculation are available in the Company’s fiscal 2005 regulatory filings). The following reserve table outlines that portion of the Minita resource which has been converted to reserves:

El Dorado Project Proven & Probable Reserves (as of January 21, 2005)
Reserve Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
Proven	711,949	10.09	230,908	68.30	1,563,425	11.06	253,242
Probable	892,934	9.05	259,850	54.85	1,574,591	9.84	282,344

Total	1,604,883	9.51	490,758	60.82	3,138,016	10.38	535,586

Notes:
1) El Dorado Project proven and probable reserves at 5 g/t equivalent gold cut-off grade.
2) Based upon US$350 gold and US$5.00/oz silver market price.
3) Values shown in table are diluted and do account for mining recovery.

These reserves have been calculated in accordance with NI 43-101, which differs significantly from the requirements for reserve disclosure under U.S. Securities and Exchange Commission Industry Guide 7. Industry Guide 7 requires a "final" or "bankable" feasibility study to make reserve disclosure. The NI 43-101 Proven & Probable Reserves reported above are not considered reserves under U.S. Securities and Exchange Commission Industry Guide 7. Readers are referred to the Cautionary Note to U.S. Investors under "Glossary of Technical Terms".

Economic highlights of a proposed operation at the El Dorado project as presented in the January 2005 pre-feasibility study released during fiscal 2005 include:

  Operating costs (including direct mining costs, mill processing and general and administrative costs and excluding royalties and refining charges) estimated to average $163 per gold equivalent ounce over the life of mine; including $140 and $137 per ounce operating cost in the first two years of production respectively.
  Average annual forecast gold equivalent production over a projected 6.2-year mine life of approximately 80,000 ounces; including approximately 87,000 and 99,000 gold equivalent ounces* in the first two years of production respectively.
  Total estimated capital costs of $66.9 million comprised of $47.9 million pre-production capital and $19.0 million on-going capital.
  An estimated $43.6 million in cash flow* over the life of the mine with a payback period of 3.5 years.
  Projected pre-tax Internal Rate of Return* (“IRR”) of 18.1%.

(*Gold equivalent ounces, projected cash flow and IRR are based on gold and silver prices of $400 per ounce and $6.00 per ounce respectively)

A full feasibility study based on the updated El Dorado resource estimate and including aspects of the mine plan outlined in the January 2005 pre-feasibility study has been initiated to investigate the economics of mining the El Dorado project at higher throughput rates. The Company Rim believes that the resource ounces outlined above will support an expanded El Dorado operation with annual gold production significantly higher than that envisioned in the January 2005 pre-feasibility study, while maintaining operating costs at or about $163 per ounce as estimated in the pre-feasibility study. The full feasibility study is expected to be completed in late calendar 2006.

Environmental Impact Study

In September 2004, the Company submitted an Environmental Impact Study ("EIS") to the El Salvadoran Environmental and Natural Resources Ministry ("MARN") for a 750 tonne per day operation. In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted technical approval of the EIS, and instructed the Company to submit the EIS for public comment. The public comment period ran for two weeks in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these issues. The Company is currently preparing the EIS for resubmission to MARN, following which it will await further instructions or final acceptance of the EIS and granting of an environmental permit.

Summary

The El Dorado project remains the cornerstone of the Company's strategy for growth. Of the $6.2 million spent on exploration during the fiscal year ended April 30, 2006, $5.9 million was expended on the El Dorado project, primarily on the South Minita delineation drill program with minor expenditures on pre-development activities and community relations initiatives.

Santa Rita Gold Project, El Salvador

There are no known ore reserves on the Santa Rita property and all work programs on the property are exploratory searches for ore grade mineralization.

The Santa Rita project is a 48.6 square kilometre (4,860 hectare) exploration license in central El Salvador granted to the Company on July 8, 2005. Santa Rita, located roughly 15 km from the Minita deposit on the Company’s flagship El Dorado gold project, is an epithermal quartz-calcite vein system that was discovered as a result of reconnaissance-style sampling of float, sub-crop and outcrop. The southeast corner of the Santa Rita exploration license is contiguous with the northwest corner of the Company’s flagship El Dorado project, though the two projects host separate epithermal systems.

Surface rock sampling in September 2005 at the Santa Rita gold project has yielded high grade gold along a portion of the Trinidad vein, one of two known vein structures on the project. The Trinidad vein has to date been traced over a distance of 1400 metres in a northwest – southeast direction. Seven rock samples collected during fiscal 2006 across the Trinidad vein over a 500 metre strike length at the southern end of its exposure yielded the following results: 6.43 g/t gold over 1.5 metres; 14.59 g/t gold over 1.0 metre; 25.76 g/t gold over 1.5 metres; 118.29 g/t gold over 1.5 metres; 32.67 g/t gold over 0.5 metres; 12.64 g/t gold over 2.0 metres; and 59.52 g/t gold over 1.5 metres. The northernmost 900 metres as well as a 200-metre segment of the vein within the southern high-grade area (where it crosses a hill) are likely above the productive interval of the Santa Rita epithermal system but surface sampling results yielded assays up to 5 g/t gold over similar vein widths. The remainder of the Trinidad vein as well as the 200-meter segment of the vein within the high-grade area (where it crosses a hill) are likely above the productive interval of the Santa Rita epithermal system, though surface sampling still yielded assays up to 5 g/t gold over similar vein widths.

During fiscal 2006 the Company completed a baseline environmental assessment of the Santa Rita project, which was submitted to MARN, presented for public comment, amended based on public comments raised and resubmitted to MARN. On June 12, 2006, the Company received a permit from MARN to conduct a drill program on the Santa Rita gold project, paving the way for the Company to finalize access agreements with local residents, upgrade and construct access roads and then mobilize a drill rig to the site. The duration and extent of the Santa Rita drill program, expected to commence in the first half of fiscal 2007, will be dictated by results.

The Santa Rita project provides excellent exploration opportunities within El Salvador that will both complement and benefit from the Company’s on-going El Dorado exploration.

The foregoing disclosure under "Santa Rita Gold Project, El Salvador" has been prepared by or under the supervision of David Ernst. Mr. Ernst is a professional geologist licensed by the State of Washington, an employee of the Company and a Qualified Person as defined in National Instrument 43-101. Mr. Ernst has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to the Company. The Company's sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been analyzed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

Zamora Gold Project, El Salvador

In February 2006, the Company signed an agreement to acquire a 100% interest in the Zamora gold project in El Salvador from a consortium of private companies. Under the terms of the agreement the Company maintains an option to purchase the Zamora exploration concession by making advance royalty payments as follows: 50,000 shares upon regulatory approvals of the arrangement (issued March 10, 2006): 50,000, 70,000, 100,000 and 150,000 shares on the first through fourth anniversaries of the agreement, respectively, and 200,000 shares on the fifth and subsequent anniversaries of the agreement until the earlier of termination of the option, commencement of production or expiry of the exploration concessions. Title to 100% of the project will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000,000 (inclusive of the value of the advance royalty payments made in shares).

The Zamora project comprises a 40 square kilometer land package located 50 kilometers north of San Salvador, in El Salvador. The Zamora project exposes high-level gold bearing veins of the adularia-sericite type of epithermal system. The Company conducted limited grab sampling of vein outcrops and float within a small portion of the Zamora project area during fiscal 2006, which returned values of up to 16.6 g/t gold. The juxtaposition of both high-grade gold-bearing veins and gold-bearing volcanic sinter deposits (ancient geysers) at the Zamora project indicates strong potential for the preservation from erosion of the productive boiling zone in this epithermal system.

A baseline environmental assessment of the Zamora project will be undertaken during fiscal 2007 in preparation for obtaining a permit to conduct a Phase 1 drill program.

The foregoing disclosure has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company. The Company's sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

Nevada Properties

Denton-Rawhide Mine, Nevada

The Company acquired its interest in the Denton-Rawhide Mine on April 6, 2000 pursuant to an acquisition agreement dated February 13, 2000 (the "Acquisition Agreement") between Dayton, Kinross Gold Company ("Kinross"), Kinross Rawhide Mining Company ("Kinross Rawhide") and Kinross Fallon Inc. ("Kinross Fallon"). The Company holds a 49% interest and Kennecott Minerals Company owns the remaining 51% interest and is the operator.

The Acquisition Agreement was negotiated on an arm’s length basis by Dayton and Kinross, and provided, among other things, that:

(a)

Kinross Rawhide and Kinross Fallon assigned all of their 49% interest in the Denton-Rawhide Mine, including all of their rights under the Rawhide Joint Venture Agreement (as described below), to the Company in exchange for 7,235,500 common shares at a deemed price of Cdn$2.26 per share for a total acquisition price of Cdn$16,352,230.

(b)

Kinross Rawhide agreed to keep in place a $1,297,356 reclamation letter of credit posted by it in connection with the Denton-Rawhide Mine until March 31, 2002. The Company agreed to pay to Kinross Rawhide a standby fee equal to the cost to Kinross Rawhide of the letter of credit plus a support fee equal to 1.75% per annum, payable on the first day of January, April, July and October in each year. In January 2001, the reclamation letter of credit was replaced on behalf of the joint venture by a surety provided by Kennecott Rawhide Mining Company ("Kennecott Rawhide"), an indirect wholly–owned subsidiary of Rio Tinto Plc.

(c)

Kinross Fallon and Kinross USA Inc. ("Kinross USA") agreed to keep in place a $1,246,780 surface management surety bond posted by them in connection with the Denton-Rawhide Mine until March 31, 2001. The Company agreed to pay to Kinross Fallon a standby fee equal to the cost to Kinross Fallon of the surety bond (which is currently 0.40%) plus a support fee equal to 1.75% per annum, payable on the first day of January, April, July and October in each year. In January 2001, the surety bond described in (c) was replaced on behalf of the joint venture by a surety provided by Kennecott Rawhide.

(d)

Kinross Fallon and Kinross Rawhide assigned all of their interest in the revocable reclamation and severance trust agreement dated effective January 1, 1999 (the "Reclamation Trust Agreement") among Kennecott Rawhide, Kinross, Kinross Rawhide, Kinross USA and Bank of America, as trustee, to the Company for an amount equal to $2,118,403 (being the amount held in the trust created thereby for the benefit of Kinross Rawhide and Kinross Fallon). Pursuant to promissory notes dated April 6, 2000, the Company agreed to pay to Kinross an amount equal to the amount held in the trust at that time, by no later than December 31, 2004, provided that the Company made minimum annual prepayments on December 31st in each year equal to 25% of the net internal cash flow received by the Company from its 49% interest in the Denton-Rawhide Mine. As part of the final reconciliation of working capital amounts, the amount outstanding on the promissory note was reduced to $1,848,863. An amount of $1,021,000 was repaid on December 31, 2003 and the balance of $0.828 million was paid on December 31, 2004, from general corporate cash flows.

The ownership, management and operation of the Denton-Rawhide Mine is governed by a construction and post-construction operating agreement dated as of June 23, 1989, as amended by a first amendment agreement dated as of December 15, 1992, (the "Rawhide Joint Venture Agreement") between Kennecott Rawhide and Dayton (as assignee of interest from Kinross Rawhide and Kinross Fallon). The Rawhide Joint Venture Agreement provides, among other things, that:

(a)	Kennecott Rawhide holds a 51% interest in the Denton-Rawhide Mine;

(b)	the Company holds a 49% interest in the Denton-Rawhide Mine;

(c)	Kennecott Rawhide shall be the operator of the Denton-Rawhide Mine; and

(d)

the operation of the Denton-Rawhide Mine shall be overseen by a coordinating committee comprised of three members nominated by Kennecott Rawhide and two members nominated by the Company, and the parties to the Rawhide Joint Venture Agreement are required to establish a trust as security for the payment of reclamation and severance costs resulting from the eventual closure of the Denton- Rawhide Mine. (See "Reclamation – Denton-Rawhide" below).

Operations

A leach solution is circulated through the heaps to dissolve the gold and silver. These precious metals are then precipitated from the solution with either the addition of zinc oxide or by absorption onto carbon. Dore is produced on site and the dore bars are then refined into gold and silver bullion at an independent refinery.

Gold and Silver Production

The Company’s share of production from the Denton-Rawhide operation during the fiscal year ended April 30, 2006 was 15,117 ounces of gold and 135,085 ounces of silver at a total cash production cost of $227 per ounce of gold produced. As non-cash heap leach inventory drawdown costs were reduced to nil in fiscal 2006, actual cash expended per ounce of gold produced in fiscal 2006 was also $227 per ounce. During fiscal 2005 and fiscal 2004, the Company’s share of production was 22,056 ounces of gold and 212,705 ounces of silver at total cash production costs of $329 per ounce (actual cash cost, being the total cash production costs less non-cash heap leach inventory drawdown costs, of $219 per ounce), and 29,687 ounces of gold and 238,124 ounces of silver at total cash production costs of $372 per ounce (actual cash cost of $116 per ounce), respectively. Gold prices rose markedly during fiscal 2006, from $427.90 per ounce on May 3, 2005 (the first trading day in fiscal 2006) to $644.00 per ounce at April 28, 2006 (the last trading day in fiscal 2006), on its way to a 25-year high of $725.00 per ounce reached on May 12, 2006 subsequent to the end of the Company’s 2006 fiscal year.

The Company uses certain non-GAAP performance measures including "total cash production costs" and "actual cash production costs" that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.

The following table provides selected operating data for the Denton-Rawhide Mine (49%):

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)

Fiscal 2005 (twelve months ended April 30, 2005)	Total Cash Production Cost	Actual Cash Production Cost
Operating costs	$8,963	$8,963
Silver credits realized	$(1,706)	$(1,706)
Inventory change	n/a	$(2,430)
Cost base for calculation	$7,257	$4,827
Gold ounces produced	22,056	22,056
Cost base per gold ounce produced	$329	$219

Fiscal 2006 (twelve months ended April 30, 2006)	Total Cash Production Cost	Actual Cash Production Cost
Operating costs	$4,480	$4,480
Silver credits realized	$(1,043)	$(1,043)
Inventory change	n/a	$(12)
Cost base for calculation	$3,437	$3,425
Gold ounces produced	15,117	15,117
Cost base per gold ounce produced	$227	$227

Fiscal 2006 gold production from Denton-Rawhide was approximately 31% lower than in fiscal 2005. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. Production was further affected by the temporary closure of sections of the heap leach pile as the mine operators continued re-contouring the pile in order to expose the leaching fluids to a greater surface area. Although this re-contouring resulted in short term increases in gold production at Denton-Rawhide, the effect was not great enough to offset the slowdown in production which is typical of residual leach operations. Gold production from Denton-Rawhide is anticipated to continue at declining rates through the coming fiscal year. The Denton-Rawhide mine owners are considering a number of options for continuing to maximize gold production, which may result in future short term improvements in production. However, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than six months at a time.

Forward Selling

In order to lock in a certain amount of revenue that the Company requires to fund its ongoing exploration activities, the Company has instituted a short-term forward sales program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2005, the Company had 3,000 ounces of gold sold forward at an average price of $442 per ounce in contracts of 1,000 ounces per month with maturity dates extending to July 2005. These contracts were delivered as scheduled and no further forward sales were undertaken until April 2006 when a further 3,000 ounces of gold were sold forward in contracts of 500 ounces per month with maturity dates extending to October 2006 at prices ranging from $635 per ounce to $644 per ounce. At April 30, 2006, these 3,000 ounces remained sold forward at an average price of $639 per ounce. The Company’s forward selling program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

Reclamation – Denton-Rawhide

The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval which is under review. Reclamation and closing activities have been proceeding for the past three years and the Company’s 49% share of the total funded reclamation and closure costs is estimated at approximately $4.8 million of which the Company has paid approximately $3.0 million. Between April 2000 and December 31, 2001, the Company contributed $39,090 per month into a trust fund to meet its reclamation and closure obligations. No monthly contributions have been required from the Company since 2002 as it was agreed the fund was adequate and further reclamation costs would be provided from mine operating cash flow. The closure trust funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2006 was approximately $3.3 million (cost $3.1 million). The closure trust funds are provided as security to the mine operator for the estimated closure liabilities.

Landfill Agreement

On October 28, 2004, the Company and Kennecott, Denton-Rawhide joint venture partners ("Rawhide Joint Venture"), signed a Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC ("NRRG") of Reno, NV to utilize the Denton-Rawhide open pits as a landfill for non-hazardous municipal waste in return for tipping fees, which are estimated will provide the Company with $103.6 million in cash over the 40+ year term of the agreement. The agreement includes a provision whereby NRRG can buy-out future tipping fees according to a net present value formula. Upon signing of the agreement, NRRG placed a security deposit of $0.5 million in trust and must make another payment of $1 million upon closing.

Closing of this agreement is subject to three key conditions: the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the proposed landfill site; the securing of municipal waste contracts by NRRG; and, the approval by the State of Nevada granting NRRG permission to use the site for municipal waste. NRRG is required to reach certain time and tonnage disposal milestones. Redeveloping the Denton-Rawhide mine as a municipal solid waste landfill is expected to provide a number of jobs, local and state tax revenues and a local community host fee over the 40+-year term of the agreement. There can be no assurance that all of the conditions for the landfill will be satisfied in a timely manner, if at all.

The executed agreement provides the Rawhide Joint Venture the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The Rawhide Joint Venture will retain certain obligations related to mining on the property conveyed to NRRG, whilst NRRG will accept all obligations and liabilities related to the future impact of the landfill.

Argentina Properties

San Francisco Property, Argentina

There are no known ore reserves on the San Francisco property and all work programs on the property are exploratory searches for ore grade mineralization.

During 1997 and 1998, the Company identified and acquired by staking a project known as the San Francisco Project. The Company staked and registered a 3,600 hectare claim block in the Province of Jujuy covering a 500 metre wide by 3,500 metre long alteration system that the Company believes is related to a porphyry system. The 100% owned property is located five kilometres from a major highway.

Surface rock sampling, ground geophysics, geologic mapping and 13 reverse circulation drill holes have been completed to date. The quartz-pyrite cap was intercepted in a number of holes and is approximately 30 to 40 metres thick and contains 0.3 -0.4 g/t gold mineralization. Deeper RC drill holes intersected narrow but rich vein intervals including: SF-6 which intercepted two metres averaging 266 g/t Ag; SF-12 which intercepted a 21 metre interval averaging 45 g/t Ag and 3.3% Zinc.

The Company does not have a further drilling program planned at this time. The Company is looking for a partner to explore this property further.

The foregoing disclosure under "San Francisco Property, Argentina" has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. The Company's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

Rosalito Copper Project, Argentina

There are no known ore reserves on the Rosalito property and all work programs on the property are exploratory searches for ore grade mineralization.

The Rosalito project in Santa Cruz province, Argentina is a 10,000-hectare exploration claim staked by the Company during the fiscal year ended April 30, 2005 to cover a potential supergene enrichment blanket related to a porphyry copper system. Rosalito comprises iron oxide-stained, bleached rhyolite tuffs and volcaniclastics that surround a leached sulfide breccia. This porphyry copper-style alteration system occurs along the edge of a range front with adjacent alluvial-covered areas. A 0.5 -metre wide sulfide vein that crosscuts the breccia returned 9.57% zinc, 2.1% copper and 47 g/t silver. Porphyry copper systems are known to occur in the same geological environments as the epithermal gold systems the Company is seeking, and it is not uncommon to find one in the search for the other. As the Company is focused on epithermal gold systems, the Company plans to option or joint venture the Rosalito project to a suitable partner.

The foregoing disclosure under "Rosalito Copper Project, Argentina" has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company.

Chile Properties

Carrera and Colina Gold Projects, Chile

There are no known ore reserves on the Carrera and Colina gold projects and all work programs on the property are exploratory searches for ore grade mineralization.

During fiscal 2006 the Company staked two new properties totalling 81 square kilometres in the XI Region in southern Chile. The Carrera project (8 concessions totalling 23 square kilometres) and the Colina project (20 concessions totalling 58 square kilometers) occur within an epithermal gold belt that hosts Coeur d’Alene Mines Corp.’s Cerro Bayo gold mine. Both properties expose the highest parts of an epithermal system, above the boiling zone within which bonanza gold grades normally occur. The Company discovered anomalous levels of gold mineralization in chalcedonic quartz veinlets, which led to the staking of these claims. During fiscal 2006 the Company conducted limited exploration work at the Carrera and Colina projects, including regional-scale mapping, and intends to conduct additional early-stage exploration work, including mapping, sampling, target generation and a Phase 1 drill program during fiscal 2007.

The foregoing disclosure under "Carrera and Colina Gold Projects, Chile" has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company.

Andacollo Mine, Chile

The Andacollo Mine in Chile was permanently closed in December 2000. In order to facilitate this closure and the orderly disposal of all assets, the Company’s subsidiary Compañía Minera Dayton Contractual Minera ("CMD"), which owns the Andacollo Mine, applied to the courts for protection against its unsecured creditors. This application to the courts resulted in a loss of control over the assets of CMD and as such the Company ceased consolidating the results of CMD effective December 1, 2000.

This application included a plan for paying off all the unsecured creditors of the mine, including the Company, from the sale of gold production and assets and the plan was approved by the creditors and the courts in Chile in May of 2001 and was to remain in effect until May 15, 2005. The plan remained in effect until May 11, 2005, at which time a settlement was reached with the creditors. At the time of the settlement, the balance of the unpaid principal totalled $1,1657,248, based on the May 11, 2005 exchange rate of $1 = Chilean Peso$573.66. The creditors agreed to accept a lump sum payment of $1,300,000 and relinquished any rights (including the right to be paid annual accrued interest on the unpaid principal) that they may have been granted by the Creditors' Agreement. The settlement with the creditors was made with a short-term line of credit secured by the reclamation fund. The Company's share of the settlement totalled $463,856.

The holder of a 2% net smelter return royalty on the production from the Andacollo Mine had initiated an action against CMD in which it claimed that due to the insolvency of CMD an amount of $1.4 million in guaranteed royalty payments had become immediately due with interest. CMD petitioned and made presentations to the Court rejecting the claims. The Court of La Serena issued a resolution in June of 2004 concluding I) the holder was not admitted as a party to the plan as it did not exercise its rights to intervene at the proper time; ii) the injunction was over-ruled so equipment can be disposed of; and iii) the request to exclude assets from the creditors agreement or pay the holder as a preferred creditor are denied. CMD has continued to comply with the terms of the terms of the royalty agreement and there is approximately $1.05 million of guaranteed royalty payments remaining.

CMD has completed reclamation of the mine area (including pits, dumps, ore stockpiles (excluding leach pads) and the associated roads). The reclamation activities have been conducted in accordance with the closure plan for the mine and crushing plant areas presented by CMD and approved by the Chilean government on June 17, 2002. As the crushing plant had not been sold, no reclamation activities were initiated in this area. CMD stopped adding cyanide to the heap in February of 2005. As this marked the end of productive operations, CMD requested and received permission from the Creditor's Oversight Committee to begin drawing upon the resources of the closure fund. As of April 2005, the heap closure fund had a cash balance of $1.7 million. In May 2005, CMD used these funds to settle with the creditors and proposed to sell the mine and/or its assets.

In June 2005, the Company entered into a letter of intent to sell 100% of the shares in its subsidiary companies that owned the Andacollo mine to Trend Mining Company (“Trend”) for total consideration of $5.4 million. Between June and August 2005 payments totaling $0.9 million were made to the Company by Trend to maintain its exclusive right to conduct due diligence On September 21, 2005, a final agreement was entered into and the sale of the Company’s subsidiaries was closed. The September 20, 2005 share purchase agreement between the Company and Trend provides for the sale of 100% of the shares of DMC Cayman Inc. ("DMC"), a Cayman Island company, for total consideration of $5.4 million. DMC held 100% of the shares of Andacollo Gold Inc. and La Serena Inc., Cayman Island companies, which collectively held 100% of the issued shares of Compania Minera Dayton, a Chilean sociedad contractual minera, which operated the Andacollo Mine in Chile. Upon execution of the final Share Purchase Agreement, the Company received a $2.1 million payment from the purchaser. The agreement provides for further payments totaling $2.4 million to be made to the Company ($1 million and $1.4 million by September 2006 and 2007 respectively) that are secured by a promissory note, and relieves the Company any further reclamation or environmental responsibilities at Andacollo. As security for the payment of the balance of the purchase price, Trend provided a promissory note in favour of the Company for $2.4 million, without interest, and a security agreement, governed by the laws of the Cayman Islands, creating an equitable charge in favour of the Company over the purchased assets. The share purchase agreement contains provisions that the rights and obligations of Trend may be transferred to a person or persons satisfactory to the Company in order for Trend to finance the project. On December 2, 2005, Trend assigned its rights and obligations under this agreement to Oro Chile LLC, a Colorado limited liability company and various individual parties referred to as "the Russells". The Company has agreed to release Trend from its obligations under the original promissory note upon receipt of a promissory note from the Trend assignees.

DIVIDENDS

The Company has not paid any dividends on its common shares since its incorporation. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at July 25, 2006, 106,701,960, common shares of the Company were issued and outstanding as fully paid and non-assessable shares.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

All registered shareholders are entitled to receive a notice of any general meeting to be convened by the Company. At any general meeting, subject to the restrictions on joint registered owners of common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll, every shareholder has one vote for each common share of which he is the registered owner and may exercise such vote either in person or by proxy.

In 2002, the Company adopted the 2002 Incentive Stock Option and Bonus Plan (the "2002 Plan") to govern all post-amalgamation options. The 2002 Plan is divided into two components: a stock option component under which up to 6,000,000 common shares are reserved for grant to eligible persons at the discretion of the directors from time to time, and a stock bonus component under which up to 367,000 common shares are reserved for grant to eligible persons at the discretion of the directors from time to time. Under the terms of the 2002 Plan, the exercise price of options is fixed as the closing price of the Company’s shares on the TSX on the day prior to grant.

As at July 25, 2006, options were outstanding under the 2002 Plan exercisable to purchase up to 4,767,500 common shares, representing approximately 4.47%% of the Company's issued and outstanding share capital, at prices ranging from $0.43 to $0.93 per share expiring between April 18, 2007 and June 15, 2011.

Generally the options vest cumulatively as to one-third on the grant date and one-third upon each of the following two anniversaries of the grant date. Options granted to non-management outside directors are vested 100% at the issue date. Of the total options outstanding, 650,000 are not vested as at July 25, 2006.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares are listed and traded in Canada on the TSX under the symbol "PMU". In addition, the common shares are listed and traded in the United States on the AMEX under the symbol "PMU". The Company has also received advice that its common shares are listed and have traded on the Berlin Stock Exchange under the symbol "PRM" since June 14, 2002 and in the Regulated Unofficial Market (Freiverkehr) on the Frankfurt Stock Exchange on Xetra, the Deutsche Borse AG electronic trading system, since May 31, 2002.

During the period from May 1, 2005 to July 25, 2006, the Company's common shares traded on the TSX as follows:

Period	Volume	High (Canadian Dollars)	Low (Canadian Dollars)
May 2005	926,618	$0.69	$0.54
June 2005	524,249	$0.82	$0.67
July 2005	244,882	$0.74	$0.65
August 2005	360,596	$0.81	$0.65
September 2005	2,903,123	$1.11	$0.67
October 2005	1,869,211	$1.13	$0.87
November 2005	716,011	$1.09	$0.93

Period	Volume	High (Canadian Dollars)	Low (Canadian Dollars)
December 2005	1,848,462	$1.08	$0.80
January 2006	2,493,132	$1.06	$0.85
February 2006	2,681,645	$0.91	$0.82
March 2006	6,147,061	$0.94	$0.75
April 2006	3,607,515	$0.96	$0.84
May 2006	7,836,654	$1.06	$0.76
June 2006	2,696,687	$0.89	$0.68
July 1, 2006 to July 25, 2006	1,052,703	$0.89	$0.80

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state, country of residence, position or office held with the Company and principal occupation during the past five years of each director and executive officer of the Company are described below.

Name and Address(1)	Office or Position Held	Previous Service as a Director	Principal Occupation during past five years(1)
Catherine McLeod- Seltzer British Columbia	Chairman and Director	Since April 11, 2002 (2)

Director and officer of Pacific Rim Mining Corp. since 1997. Director of Miramar Mining Corporation, Director and Chairman of Bear Creek Mining Corporation, Director and Chairman of Stornoway Diamond Corporation, Director of Kinross Gold Corporation and Director of Peru Copper Inc.

Thomas Shrake(4) Nevada	President, Chief Executive Officer and Director	Since April 11, 2002(2)	Director and officer of Pacific Rim Mining Corp. since 1997.
Anthony J. Petrina(4)(5)(6) British Columbia	Director	Since April 11, 2002(2)	Retired. Chairman of Pacific Rim Mining Corp. from 1997 to April 2002. Director of Bear Creek Mining Corporation and Miramar Mining Corporation.
William Myckatyn(3)(4)(6) British Columbia	Lead Director	Since April 11, 2002(2)

Retired. Former Chief Executive Officer and current Chairman and Director of Quadra Mining Ltd., Former President, Chief Executive Officer and Chairman of Dayton Mining Corporation, and Director of First Point Minerals Ltd.

Name and Address(1)	Office or Position Held	Previous Service as a Director	Principal Occupation during past five years(1)
David K. Fagin(3)(5)(6) Colorado	Director	Since April 11, 2002(2)	Investor. Director of Golden Star Resources Ltd. and Canyon Resource Corp. Director of all public mutual funds of T. Rowe Price Group (a mutual fund company).
Paul B. Sweeney(3)(5)(6) British Columbia	Director	Since July 2003	Former Vice President and Chief Financial Officer of Canico Resource Corp., Director of Pan American Silver Corp., Director of Polaris Minerals Corporation, and Director of New Gold Inc.
F. John Norman British Columbia	Chief Financial Officer	N/A	Chief Financial Officer of Pacific Rim Mining Corp. since August 2003, former Controller for Dayton Mining since 2000.
J. Peter Neilans British Columbia	Chief Operating Officer	N/A	Chief Operating Officer of Pacific Rim since June 2006, Former President and Chief Executive Officer of Placer Dome US
William Gehlen Nevada	Vice-President of Exploration	N/A	Vice-President of Exploration of Pacific Rim Mining Corp. since September 2005. Senior geologist of Pacific Rim Mining Corp. since 1997.
Barbara Henderson British Columbia	Vice-President of Investor Relations	N/A	Vice-President of Investor Relations of Pacific Rim Mining Corp. since August 2002. Manager of Investor Relations of Pacific Rim Mining Corp. since 1998.
Ronda L. Fullerton British Columbua\\ia	Corporate Secretary	N/A	Corporate Secretary of Pacific Rim Mining Corp. since April 2006, former Corporate Paralegal for QLT Inc., former Legal Assistant and Corporate Secretary for La Mancha Resources Inc., former Legal Assistant for Leisure Canada Inc. and X-Tal Minerals Inc.

(1)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective individuals individually.

(2)

April 11, 2002 was the effective date of the amalgamation of Dayton and PacRim; Fagin, McLeod and Myckatyn were former directors of Dayton and McLeod, Myckatyn, Petrina and Shrake were former directors of PacRim.

(3)	Denotes member of Compensation Committee.

(4)	Denotes member of Environmental Committee.

(5)	Denotes member of Audit Committee

(6)	Denotes member of Nominating Committee.

Each of the Company’s directors is elected by the Company’s shareholders at an annual general meeting to serve until the next annual general meeting of shareholders or until a successor is elected or appointed. The board of directors appoints the Company’s executive officers annually after each annual general meeting, to serve at the discretion of the board of directors.

Based on information provided by such persons, as at July 25, 2006, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 1,943,960 common shares of the Company, representing approximately 1.82% of the issued and outstanding common shares of the Company. In addition, the director and executive officers of the Company as a group held stock options for the purchase of an aggregate of 3,890,000 common shares in the capital of the Company, which options are exercisable at between $0.43 and $0.93 Canadian dollars per share and expire between April 18, 2007 and June 15, 2011.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Anthony J. Petrina, one of the Company’s directors, was a director of Rea Gold Corporation from approximately June or July of 1997 to December 1997. Rea Gold Corporation filed for bankruptcy in December 1997. In November 1998, TRIAX Resource Limited Partnership commenced legal proceedings in an Ontario Court against all of the former directors of Rea Gold Corporation seeking damages for alleged negligence, and/or negligent misrepresentation and a breach of fiduciary duty. The action commenced by TRIAX Resource Limited Partnership has since been dismissed.

Mr. Petrina was also a director of Pegasus Gold Corporation (“Pegasus”) until February 1999. Pegasus filed for bankruptcy on January 16, 1998 in Reno, Nevada,

Except as previously disclosed, no other Company directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity;

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder; or

(c)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

	(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

To the best of the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers, in accordance with the Business Corporations Act (British Columbia), will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The following is the text of the Audit Committee's Charter:

"(Amended and Restated effective July 29, 2004)

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through overseeing management’s conduct of the Company’s accounting and financial reporting process and systems of internal accounting and financial controls; selecting, retaining and monitoring the independence and performance of the Company’s outside auditors, including overseeing the audits of the Company’s financial statements, and approving any non audit services; and providing an avenue of communication among the outside auditors, management and the Board.

14.1      Composition of the Audit Committee:

a)           Shall consist of a minimum of three directors at all times, all of whom must be independent as required by applicable law and applicable stock exchange listing rules (the "Listing Rules"). A member of the Committee shall be considered independent if (a) he or she is not an employee of the Company; (b) he or she does not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or its subsidiaries other than in connection with serving on the Committee, any other Board committee or as a member of the Board; (c) he or she is not an "affiliated person" of the Company or any Company subsidiary as defined by applicable law and Listing Rules; and (d) he or she meets all other requirements for independence imposed by law and the Listing Rules from time to time and any requirements imposed by any Canadian or other governmental body having jurisdiction over the Company

b)           All members of the Committee shall have a practical knowledge of finance and accounting and be able to read and understand fundamental financial statements from the time of their respective appointments to the Committee.

c)           At least one member of the Committee shall be a "financial expert" as defined by Item 401(h) of Regulation S-K, unless otherwise determined by the Board, and at least one member shall meet the financial sophistication standards under the Listing Rules. The designation or identification of a member of the Committee as an "audit committee financial expert" does not impose on such person any duties, obligations, or liability that are greater than the duties, obligations, and liability imposed on such person as a member of the Committee and Board of Directors in the absence of such designation or identification; and (ii) the designation or identification of a member of the Committee as an "audit committee financial expert" does not affect the duties, obligations, or liability of any other member of the Committee or Board of Directors

d)           Each member of the Committee shall be appointed by the Board and shall serve until the earlier to occur of the date on which he or she shall be replaced by the Board, resigns from the Committee, or resigns from the Board.

e)           Shall meet no less than four times annually and at least quarterly, on such dates that the Chair of the Audit Committee determine. Notice of meetings shall be given by letter, facsimile or other means of recorded electronic communication or by telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meetings before or after the holding thereof. A majority of the members present at a meeting will constitute a quorum.

f)           The Chair of the Audit Committee shall be appointed by the Board following the recommendation of the Chair of the Board, who will prepare and / or approve an agenda in advance of each meeting and shall preside over meetings of the Committee.

14.2      Terms of Reference

The responsibilities and duties of the Audit Committee shall be to:

a)           Review and recommend for Board approval the annual and quarterly financial statements of the Company, including Management’s Discussion and Analysis, and determine whether they are complete and consistent with the information known to committee members. Determine that the auditors are satisfied that the financial statements have been prepared in accordance with applicable generally accepted accounting principles.

b)           Make regular reports to the Board.

c)           Have the sole authority to appoint or replace the independent auditor (subject, if applicable, to shareholder ratification). The independent auditor shall report directly to the Audit Committee.

d)           Review the scope of the audit to be conducted by the external auditor of the Company.

e)           Be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

f)           Review and pre-approve all auditing services, internal control related services and permitted non-audit services (including the terms thereof) to be performed for the Company by its independent auditor, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended, which are approved by the Audit Committee prior to completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at this next scheduled meeting.

g)           Pre-approve all engagement letters for all auditing and non-audit services to be provided to the Company or its subsidiaries, before and after completion of work and assess the performance of external and internal auditors.

h)           Review and determine the compensation to be paid to the independent auditor for all auditing services, internal control related services and permitted non-audit services. The Company shall provide appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to advisors employed by the Audit Committee.

i)           Review all public disclosure documents containing audited or unaudited financial information before release, including but not limited to prospectus, annual report, annual information form and management’s discussion and analysis.

j)           Review, at least semi-annually, all expenses paid by the Company to or in behalf of the CEO and the President and any other financial arrangements or transactions with them and their affiliates.

k)           Review all post-audit or management letters containing the recommendations of the external auditor and management’s response/follow-ups of any identified weakness.

l)           Have the right, for the purpose of performing their duties, of inspecting all of the books and records of the Company and its affiliates and of discussing such accounts and records and any matters relating to the financial position or condition of the Company with the officers and auditors of the Company and its affiliates.

m)           Review any transaction involving the Company and a related party at least once a year or upon any significant change in the transaction or relationship.

n)           Review and discuss with the independent auditors and management (including the senior internal audit executive) any significant matters regarding the Company’s internal controls and procedures over financial reporting that have come to the attention of the independent auditor during the conduct of their annual audit, and review whether internal control recommendations made by the auditors have been implemented by management and review any special steps adopted in light of material control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting.

o)           Review major risk exposures (whether financial, operating or otherwise) and the guidelines and policies that management has put in place to govern the process of monitoring, controlling and reporting such exposures (including any hedging).

p)           Review and discuss reports from the independent auditors on:

(i)           all critical accounting policies and practices used in preparation of the Company’s financial statements;

(ii)          all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and

(iii)         other material written communications between the independent auditor and management, such as management letters or schedules of adjusted differences.

q)           Discuss with management and the independent auditors the Company’s use of non-GAAP information in any report, earnings release or other publicly disseminated document and any off-balance sheet structures and the effect of regulatory and accounting initiatives on the Company.

r)           Review annually management’s report on internal controls and any auditor’s attestation regarding management’s assessment of internal controls, required by law or Listing Rules and review whether internal control recommendations made by the auditors have been implemented by management.

s)           Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable business conduct, accounting or auditing matters.

t)           Have such other duties, powers and authorities, consistent with the provisions of applicable laws and Listing Rules, or as the Board may by resolution delegate to the Audit Committee from time to time.

u)           At the Company’s expense, retain independent counsel, accountants or other experts for such purposes as the Committee, in its sole discretion, determines to be appropriate to carry out its responsibilities, and set the compensation to be paid to such experts.

v)           Review on an annual basis and if necessary update this Charter and have changes approved by the Board.

14.3      Regulations

The following regulations shall apply to the proceedings of the Audit Committee.

a)           The business of the Audit Committee shall be transacted either at meetings thereof or by conference telephone or other communications facilities that permit all persons participating in the meeting to hear each other, or by resolution in writing. All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chair of the meeting shall not have a second or casting vote.

b)           A resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee shall be as valid as if it had been passed at a duly called and constituted meeting. Such resolutions in writing may be in one or more counterparts, all of which, when taken together, shall be deemed to constitute one resolution.

c)           The auditor of the Company shall, at the expense of the Company, be entitled to attend and be heard at or may be invited to any meeting of the Audit Committee, except for portions of meetings in which their work, fees and performance may be discussed.

d)           The Audit Committee Chair shall regularly report on the activities of the Audit Committee, to the Board of Directors.

e)           The external auditor and senior management shall have the opportunity or may be invited to meet separately with the Audit Committee.

f)           The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Company.

g)           Subject to the foregoing, the calling, holding and procedure at meetings of the Audit Committee shall be determined by the Audit Committee Chair.

14.4 Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine if the Company’s financial statements or disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are responsibilities of management and the independent auditors."

Composition of the Audit Committee

The members of the Audit Committee are David Fagin, Paul Sweeney and Anthony Petrina. All of the members are financially literate and independent for the purposes of Multilateral Instrument 52-110 ("MI 52-110").

Messrs. Fagin and Sweeney are financial experts, in that they have an understanding of generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); have an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Fagin does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations almost continuously for at least 35 years. Mr. Fagin was involved in the valuation of oil and gas companies for ten years both as a consultant and a bank appraisal engineer (1958-68); President of a subsidiary of Rosario Resources Corporation, a NYSE company (1968-75) and then Executive Vice-President (1975-77) then President (1977-82) during which period he was intimately involved in financial and accounting matters. In 1982, he founded Fagin Exploration Company and worked closely with an accountant and auditors to maintain the records. From 1986 to 1991, Mr. Fagin was the President and Chief Operating Officer for Homestake Mining Corporation (NYSE), responsible for producing operations in six countries and was involved in decisions for corporate financial reporting. Between 1992 and 1996, Mr. Fagin was Executive Chairman of Golden Star Resources (ASE and TSE) and managed all administrative matters including annual reports, audits and registration in Canada and the U.S. Since 1987, Mr. Fagin has served on Boards and Audit Committees of several public companies including T. Rowe Price Mutual Funds, Golden Star, Canyon Resource Corporation, Dayton Mining Corp. and the Company, where he was either Chairman or a member of each audit committee.

Mr. Sweeney is a Certified General Accountant with the Association of Certified General Accountants of British Columbia since 1988. Mr. Sweeney has a solid background in accounting and financial management starting his accounting career in 1972. From 1987 to 1993 he worked with Placer Dome Inc. as Chief Financial Officer (1987-1989) of an Australian subsidiary operating five mines in Australia and Papua New Guinea. Mr. Sweeney was responsible for all accounting, financial and marketing requirements; then Assistant Treasurer (1989-1991) at Vancouver head office where he was responsible for the review of financial needs for all members of the Placer Dome group worldwide risk management and debt administration; and director, development planning (1991-1993) where he was responsible for the development of plans relating to the existing assets and cash flow by the group worldwide. Since 1994, Mr. Sweeney has served as the Chief Financial Officer of several public companies including Princeton Mining Corporation, Sutton Resources Ltd., Manhattan Minerals Corp. and Canico Resource Corp. where he was responsible for all finance, accounting and taxation matters.

The third member of the Company's audit committee, Anthony Petrina, is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. Mr. Petrina worked for Placer Dome for 32 years, serving as President, Chief Executive Officer and Vice-Chairman, until his retirement in 1992. Mr. Petrina has been a director of several other mining companies since his retirement to date.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), Section 3.2 of MI 52-110 (Initial Public Offerings), Section 3.3(2) of MI 52-110 (Controlled Companies), Section 3.4 of MI 52-110 (Events Outside Control of Member), Section 3.5 of MI 52-110 (Death, Disability or Resignation of Audit Committee Member) or Section 3.6 of MI 52-110 (Temporary Exempion for Limited and Exceptional Circumstances) or Section 3.8 of MI 52-110 (Acquisition of Financial Literacy), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 (Exemptions).

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Staley, Okada & Partners. Any services provided by Staley, Okada & Partners that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the fiscal year ended April 30, 2005, fees paid to Staley, Okada & Partners were approved pursuant to the de minimus exception for tax services.

External Auditor Service Fees (By Category)

Staley, Okada & Partners, Chartered Accountants, serve as the independent auditors for the Company and have acted as the Company's independent auditor for the fiscal years ended April 30, 2005 and April 30, 2006. The chart below sets forth the total amount billed the Company by Staley, Okada & Partners for services performed in the last two fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars:

External Auditor Service Fees (By Category), (in Canadian Dollars)

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
April 30, 2006	Cdn.$78,602	Cdn.$45,044	Cdn.$22,595	Cdn$Nil
April 30, 2005	Cdn.$113,461	Cdn.$32,942	Cdn.$10,680	Cdn.$Nil

(1)	The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading "Audit Fees"..

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for products and services other than as set out under the heading "Audit Fees", "Audit Related Fees" and "Tax Fees".

"Audit Fees" are the aggregate fees billed by Staley, Okada & Partners for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by Staley, Okada & Partners for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statement s and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

"Tax Fees" are fees for professional services rendered by Staley, Okada & Partners for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category "All Other Fees" for the 2004 fiscal year are related to quarterly reviews.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors, executive officers and principal shareholders of the Company or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which the Company has participated within the three most recently completed financial years prior to the date of this Annual Information Form or in the current financial year, and do not have any material interest in any proposed transaction, which has materially affected or will materially affect the Company, except as set out elsewhere in this Annual Information Form or as follows:

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares of the Company in British Columbia and Ontario is Computershare Trust Company of Canada, Vancouver, British Columbia.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, as described in this Annual Information Form, the Company is not a party to any material contracts entered into since January 1, 2002.

INTERESTS OF EXPERTS

Names of Experts

Information of an economic (including economic analysis), scientific or technical nature in respect of the Company's El Dorado Property is contained in this Annual Information Form based upon the Technical Report entitled "Pre-Feasibility Study, El Dorado Project, El Salvador" dated January 21, 2005 which was prepared by William F. Tanaka, P.Eng. of SRK Consulting (US) Inc. of Colorado, a member of the Society of Mining Engineers (SME) and the Australian Institute of Mining and Metallurgy (mAUSIMM) who is a Qualified Person independent of the Company for the purposes of NI 43-101; ; and “Technical Report on the El Dorado Project Gold and Silver Resources” dated July 31, 2006 and co-authored by Mr. Steve Ristorcelli, P.Geo., of Mine Development Associates and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101..

William Gehlen, a Qualified Person as defined in NI 43-101, is responsible for directing the Company's exploration programs on the El Dorado project in El Salvador.

David Ernst, a Qualified Person as defined in NI 43-101, is responsible for work completed to date on the Company's exploration programs on the Santa Rita project in El Salvador.

The audited financial statements of the Company are filed in reliance upon the report of Staley, Okada & Partners, Chartered Accountants and upon the authority of such firm as experts in accounting and auditing.

Interests of Experts

Based on information provided by the experts, other than as described below, none of the experts named under "Names of Experts", when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates (based on information provided to the Company by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

William Gehlen is the Vice-President of Exploration of the Company and David Ernst is an employee of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's information circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Company's consolidated financial statements and management's discussion and analysis for its most recently completed financial year.